Exhibit 2.1

SHARE PURCHASE AGREEMENT

among

JBS S.A.,

GRANITE HOLDINGS S.À R.L.,

ONIX INVESTMENTS UK LTD

and

PILGRIM’S PRIDE CORPORATION

(solely for purposes of Article VII)

Dated as of September 8, 2017

TABLE OF CONTENTS

ARTICLE I

- ii -

Schedules

Schedule 1.03(a)(ii)     Share Transfer Form

Exhibits

Exhibit A     Form of Subordinated Promissory Note

- iii -

INDEX OF DEFINED TERMS

Defined Term	Location of Definition
1993 NI Act	Section 3.13(e)
2005 NI Order	Section 3.13(e)
Agreement	Preamble
Announcement	Section 5.06
Anti-corruption Laws	Section 3.17
Cap	Section 6.01(b)(iii)
Closing	Section 1.02
Closing Cash	Section 1.04
Closing Change of Control Payments	Section 1.04
Closing Date	Section 1.02
Closing Indebtedness	Section 1.04
Closing Statement	Section 1.04
Closing Transaction Expenses	Section 1.04
Closing Working Capital	Section 1.04
Company	Preamble
Company Balance Sheet	Section 3.05(b)
Company Contracts	Section 3.09(b)
Company Financial Statements	Section 3.05(b)
Company Real Property	Section 3.07
Company Registered Intellectual Property	Section 3.08
Company Subsidiaries	Section 3.01
Confidentiality Agreement	Section 5.01
Consent	Section 2.03(b)
Contract	Section 2.03
Cravath	Section 7.07
Current Representation	Section 7.07
Deductible	Section 6.01(b)(i)
Disputed Items	Section 1.04(b)
Effective Time	Section 1.02
Environmental Permits	Section 3.18(b)
Estimated Cash	Recitals
Estimated Change of Control Payments	Recitals
Estimated Closing Statement	Recitals
Estimated Indebtedness	Recitals
Estimated Transaction Expenses	Recitals
Financial Statements	Section 3.05(b)
Governmental Entity	Section 2.03(b)
Group Companies	Section 3.01
indemnified party	Section 6.07(a)
indemnifying party	Section 6.07(a)
Indemnitee	Section 5.10
Indemnitees	Section 5.10
Independent Expert	Section 1.04(b)

- iv -

Defined Term	Location of Definition
IT Systems	Section 3.08(f)
Judgment	Section 2.03
KPMG	Section 5.15
Law	Section 2.03
Leased Real Property	Section 3.07
Losses	Section 6.01
Management Agreement	Section 5.16
Maximum Premium	Section 5.10(b)
MPHE Audited Financial Statements	Section 3.05
MPHE Balance Sheet	Section 3.05
MPHE Financial Statements	Section 3.05
MPHE Interim Financial Statements	Section 3.05
Notice of Disagreement	Section 1.04(b)
Owned Real Property	Section 3.07
Parent	Preamble
Parent Litigation Group	Section 7.08
Parent Shareholder Litigation	Section 7.08
Per Claim Threshold	Section 6.01(b)(ii)
Permit	Section 3.10
Post-Closing Representation	Section 7.07
Proceeding	Section 3.12
Products	Section 3.19
Projections	Section 4.07(b)
Property Taxes	Section 6.03(c)(i)
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser Indemnitees	Section 6.01
Purchaser Material Adverse Effect	Section 4.01
Register	Section 1.03(a)(iii)
Related Party	Section 3.22
Related Party Contract	Section 3.22
Restricted Person	Section 5.08
Sanctioned Country	Section 3.17(b)
Sanctioned Person	Section 3.17(b)
Seller	Preamble
Seller Indemnitees	Section 6.02
Seller Litigation Group	Section 7.08
Seller Material Adverse Effect	Section 2.01
Shares	Recitals
Special Committee	Section 1.03(a)(x)
Specified Settlement	Section 6.07(b)
Tax Claim	Section 6.08
Third Party Claim	Section 6.07(a)
Transaction Deductions	Section 5.04(d)
Transactions	Section 1.01
Waiving Parties	Section 7.07

- v -

SHARE PURCHASE AGREEMENT, dated as of September 8, 2017 (this “Agreement”), among JBS S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“Seller”), GRANITE HOLDINGS S.À R.L., a société à responsabilité limitée organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 8-10 avenue de la Gare, L-1610 Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B 200528 (the “Company”), ONIX INVESTMENTS UK LTD, a private limited company incorporated under the laws of England and Wales (“Purchaser”), and solely for purposes of Article VII, PILGRIM’S PRIDE CORPORATION, a Delaware corporation (“Parent”).

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding shares, nominal value £1.00 each, of the Company (the “Shares”);

WHEREAS, Purchaser desires to purchase the Shares from Seller, and Seller desires to sell the Shares to Purchaser, pursuant to the terms and conditions of this Agreement; and

WHEREAS, prior to the execution and delivery hereof, Seller has delivered to Purchaser a statement (the “Estimated Closing Statement”) prepared by Seller in good faith in accordance with the Accounting Principles setting forth (a) Seller’s good faith estimate of: (i) Closing Cash (“Estimated Cash”), (ii) Closing Indebtedness (“Estimated Indebtedness”), (iii) Closing Transaction Expenses (“Estimated Transaction Expenses”) and (iv) the Closing Change of Control Payments (“Estimated Change of Control Payments”), and (b) Seller’s resulting calculation of the Initial Closing Date Amount.

NOW THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties agree as follows:

ARTICLE I

Purchase and Sale of the Shares; Closing

SECTION 1.01 Purchase and Sale of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, the Shares for an aggregate purchase price of GBP 1,000,000,000 (the “Purchase Price”), payable as set forth in Section 1.03, subject to adjustment as provided in Section 1.04. The purchase and sale of the Shares, together with the issuance of the Subordinated Promissory Note and the consummation of the other transactions contemplated by this Agreement, are referred to as the “Transactions”.

SECTION 1.02 Closing Date. The closing of the Transactions (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street, London EC2Y 9HR, United Kingdom, immediately following the execution and delivery of this Agreement by the parties. The date on which the Closing occurs is referred to as the “Closing Date”. The Closing shall be deemed to be effective as of 12:01 a.m., London time, on the Closing Date (the “Effective Time”).

SECTION 1.03 Transactions to be Effected at the Closing. (a) At the Closing:

(i) Purchaser shall deliver to Seller (A) payment, by wire transfer of immediately available funds to the bank account designated in writing by Seller, in an amount equal to GBP 230,000,000 (to be paid in USD in an amount equal to USD 301,277,000 based on a GBP into USD exchange rate of 1.3099) and (B) the Subordinated Promissory Note, the principal amount of which shall be equal to GBP 562,490,000;

(ii) each of Seller, the Company and Purchaser shall execute and deliver a share transfer form substantially in the form attached hereto as Schedule 1.03(a)(ii);

(iii) Seller and the Company shall deliver to Purchaser a copy of the register of the shareholders of the Company (the “Register”), with the original Register to be retained at the registered office of the Company, duly updated to reflect the transfer of the Shares from Seller to Purchaser;

(iv) Purchaser shall deliver to Seller a copy of a written shareholder resolution of Purchaser, in its capacity as the sole shareholder of the Company, to be effective immediately following the Closing, which written shareholder resolution shall (A) grant interim discharge to the resigning managers of the Company previously disclosed to Purchaser from their duties as managers and undertake to do all things necessary to give effect to such interim discharge pending the grant of final discharge in respect of such managers, (B) undertake to grant final discharge to the resigning managers of the Company from their duties as managers of the Company on approval of the annual accounts for the year ending December 31, 2017 (except in the case of fraud by any such manager) and do all things necessary to give effect to such final discharge and (C) appoint replacement managers to the board of managers of the Company with effect from the Closing;

(v) Seller shall deliver to Purchaser a certificate of non-registration of judicial proceedings issued by the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg);

(vi) Seller shall deliver to Purchaser a copy of the Waiver Letter;

(vii) the Company shall deliver, or cause to be delivered, to Purchaser the resignation letters of those individuals identified in Section 1.03(a)(vii) of the Seller Disclosure Letter in their capacities as members of the board of directors (or comparable governing body) of each Group Company and officers of each Group Company, such resignation letters to include customary mutual release of liability and waiver provisions and be effective immediately after the Closing and acknowledging that such director or manager, as applicable, has no claim against any Group Company in its capacity as such;

(viii) Seller shall deliver to Purchaser a certificate or certificates in compliance with Treasury Regulations Section 1.1445-2, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code;

(ix) Seller shall deliver to Purchaser (A) board resolutions of Seller authorizing the sale and transfer of the Shares and the execution by Seller of this Agreement, each of the documents to be signed by it on or before the Closing Date and any other documents required to be delivered by it under or in connection with this Agreement, and (B) board resolutions of the Company acknowledging the sale and transfer of the Shares and the execution by the Company of this Agreement, each of the documents to be signed by it on or before the Closing Date and any other documents required to be delivered by it under or in connection with this Agreement; and

(x) Purchaser shall deliver to Seller (A) board resolutions of Purchaser authorizing the purchase of the Shares and the execution by Purchaser of this Agreement, each of the documents to be signed by it on or before the Closing Date and any other documents required to be delivered by it, in each case under or in connection with this Agreement, and (B) resolutions of the special committee of the board of directors of Parent (the “Special Committee”) authorizing the execution by Parent of this Agreement, each of the documents to be signed by it on or before the Closing Date and any other documents required to be delivered by it under or in connection with this Agreement.

(b) Promptly following the Closing, Purchaser shall file a notice with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés, Luxembourg) in relation to the transfer of the Shares from Seller to Purchaser, for such transfer to be published in the Recueil Electronique des Sociétés et Associations.

SECTION 1.04 Purchase Price Adjustment. (a) Within 90 calendar days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Closing Statement”) setting forth (x) Purchaser’s determination of: (i) Cash as of the Reference Time (but giving effect to any subsequent cash dividends or distributions to Seller prior to the Closing or the use of such Cash to satisfy any Indebtedness, Transaction Expenses or Change of Control Payments) (“Closing Cash”), (ii) Working Capital as of the Reference Time (“Closing Working Capital”), (iii) the Indebtedness as of the Effective Time (the “Closing Indebtedness”), (iv) Transaction Expenses incurred but not paid prior to the Closing (“Closing Transaction Expenses”) and (v) Change of Control Payments to the extent not paid prior to the Closing (“Closing Change of Control Payments”) and (y) Purchaser’s resulting calculation of the Final Closing Date Amount. The Closing Statement shall be prepared in accordance with the Accounting Principles.

(b) The Closing Statement shall become final and binding upon the parties on the 30th calendar day following delivery thereof, unless Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Purchaser on or prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of each disagreement so asserted and calculations of all disputed amounts. All amounts not so disputed in the Notice of Disagreements shall be final and binding upon the parties and included in the final Closing Statement. If a Notice of Disagreement is delivered to Purchaser within the 30 calendar day period referred to above, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the date on which all such disputed matters are finally resolved in accordance with the procedures set forth in this Section 1.04. During the 30 calendar day period following the delivery of a Notice of Disagreement, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30 calendar day period, Purchaser and Seller shall submit to an internationally recognized independent public accounting firm agreed upon by Purchaser and Seller in writing (the “Independent Expert”) for review of any and all matters that remain in dispute and were included in the Notice of Disagreement (such items, “Disputed Items”) and all matters set forth in the Notice of Disagreement and resolved without submission to the Independent Expert shall be final and binding upon the parties and included in the final Closing Statement. The parties shall instruct the Independent Expert to render its decision as to the Disputed Items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than 60 calendar days after its selection. Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the Disputed Items, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such Disputed Items. In the event any party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Expert shall be as reasonably agreed upon between the parties in writing.

(c) In resolving any Disputed Item, the parties shall instruct the Independent Expert to (i) act in the capacity of an expert and not as an arbitrator (and the parties acknowledge and agree that the Independent Expert shall act in such capacity), (ii) limit its review to Disputed Items, (iii) assign a value to each Disputed Item no greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement, and (iv) limit its scope to fixing mathematical errors and determining whether Disputed Items were calculated in accordance with the Accounting Principles and this Agreement. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the

Accounting Principles were followed with respect to the MPHE Financial Statements (except to the extent necessary to determine whether or not a Disputed Item has been calculated in accordance with the Accounting Principles), (C) any determination as to whether the Estimated Working Capital was properly calculated in accordance with the Accounting Principles, (D) any determination as to the accuracy of the representations and warranties set forth in Section 3.05 or any other representation or warranty in this Agreement, or (E) any determination as to compliance by any party with any of their respective covenants in this Agreement. Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 1.04 shall be resolved as otherwise provided in this Agreement. For the avoidance of doubt, this Section 1.04 is not intended to adjust the Initial Closing Date Amount or the Final Closing Date Amount for errors or omissions, under IFRS or otherwise, that may be found with respect to the Financial Statements. Any determination by the Independent Expert, and any work or analyses performed by the Independent Expert, may not be offered as evidence in any Proceeding as evidence of a breach of Section 3.05, a breach of any other representation or warranty in this Agreement or a breach of any covenant in this Agreement (other than a breach of this Section 1.04). All negotiations pursuant to this Section 1.04 shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence.

(d) The final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(b) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Closing Date Amount, (iii) include the Independent Expert’s determination of each Disputed Item, and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each Disputed Item.

(e) The resolution of Disputed Items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be borne between Seller and Purchaser based upon the percentage which the portion of the Disputed Items not awarded to each party bears to the amount actually contested by such party. For example, if Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by Purchaser and if the Independent Expert ultimately resolves the Disputed Items by awarding to Seller $300 of the $1,000 contested, then the fees, costs and expenses of the Independent Expert will be allocated 30% (i.e., 300 ÷ 1,000) to Purchaser and 70% (i.e., 700 ÷ 1,000) to Seller.

(f) Within five Business Days after the Closing Statement becomes final and binding upon the parties:

(i) if the Final Closing Date Amount is less than the Initial Closing Date Amount, Seller shall pay to Purchaser the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Purchaser; or

(ii) if the Final Closing Date Amount is greater than the Initial Closing Date Amount, Purchaser shall, or shall cause a Group Company to, pay to Seller the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Seller, in each case, together with interest thereon at a rate equal to the Interest Rate, calculated on the basis of the actual number of calendar days elapsed divided by 365, from (and including) the Closing Date to (but excluding) the date of payment.

(g) No actions taken by Purchaser on its own behalf or on behalf of the Company on or following the Closing Date shall be given effect for purposes of determining the Closing Cash, the Closing Working Capital, the Closing Indebtedness, Closing Transaction Expenses or the Closing Change of Control Payments. Subject to Section 5.13, during the period from the Closing until such time as the Closing Statement shall become final and binding upon the parties in accordance with this Section 1.04, Purchaser and the Company shall afford, and shall cause each Company Subsidiary to afford, to Seller and any accountants, counsel or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 reasonable access during normal business hours upon reasonable advance notice to the books and records of the Group Companies, and the work papers of Purchaser and the Group Companies, in each case, relevant to the adjustments contemplated by this Section 1.04; provided that such access shall not (i) unreasonably disrupt the normal operations of such Purchaser or any of its Affiliates, (ii) include access to materials that are subject to the attorney-client, work-product or other privilege or (iii) include any access to any working papers of any independent accountant unless customary confidentiality and hold harmless agreements have been first executed.

SECTION 1.05 Withholding Taxes. Purchaser shall be entitled to deduct and withhold from any amount otherwise payable by it pursuant to this Agreement such amounts as Purchaser is required to deduct and withhold with respect to the making of any such payment under any provision of applicable Law; provided, however, that (i) if Purchaser determines that any such deduction or withholding is so required, Purchaser shall, to the extent reasonably practicable, provide notice of its intention to withhold to Seller at least two Business Days prior to the date on which such payment is to be made, with a written explanation substantiating the requirement to withhold, and shall cooperate with Seller to reduce or eliminate such deduction or withholding to the extent allowed by applicable Law and (ii) subject to Seller’s compliance with Section 1.03(a)(viii), Purchaser shall not deduct and withhold under any provision of the Code; provided, further, however, that the foregoing clauses (i) and (ii) shall not apply to any deduction or withholding applicable to compensatory payments or interest payments on the Subordinated Promissory Note, if any. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE II

Representations and Warranties Relating to Seller and the Shares

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure, and each reference herein to matters disclosed in the Seller Disclosure Letter shall be interpreted with this principle), Seller hereby represents and warrants to Purchaser as follows:

SECTION 2.01 Organization and Standing; Power. Seller is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the Laws of the jurisdiction in which it is organized. Seller has full corporate power and authority to enable it to own the Shares, to consummate the Transactions and to execute this Agreement. Seller possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Seller to consummate the Transactions (a “Seller Material Adverse Effect”).

SECTION 2.02 Authority; Execution and Delivery; Enforceability. The execution and delivery by Seller of this Agreement and the performance of and consummation by Seller of the Transactions have been duly authorized by all necessary corporate action. Seller has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

SECTION 2.03 No Conflicts; Consents. (a) The execution and delivery by Seller of this Agreement do not, and the performance of and consummation of the Transactions and compliance by Seller with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Seller under, (i) the organizational documents of Seller or (ii)(A) any contract, lease, sublease, license, indenture, agreement, commitment, note, bond, loan, obligation, undertaking or other legally binding arrangement (in each case, whether written or oral) (a “Contract”) to which Seller is a party or by which any of its properties or assets is bound or (B) any judgment, ruling, order, decree, decision, writ, injunction, award or other determination of any Governmental Entity (a “Judgment”) or statute, law, ordinance, rule, regulation, code or other requirement of any Governmental Entity (a “Law”) applicable to Seller or its properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, any (i) federal, state, local, provincial, municipal, domestic or foreign government or governmental authority, court, tribunal, arbitrator or arbitral body (public or private), regulatory or administrative agency, commission, department, bureau, agency, or other governmental authority or instrumentality, domestic or foreign, (ii) any self-regulatory organization, or (iii) any political subdivision of any of the foregoing ((i) through (iii) collectively, a “Governmental Entity”) is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (ii) those the failure of which to obtain or make, individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect.

SECTION 2.04 The Shares. Seller is the record and beneficial owner of, and has full, exclusive and unconditional title to, the Shares which are free and clear of all Liens, and is entitled to transfer or procure the transfer of the full ownership of the Shares to the Purchaser on the terms set forth in this Agreement. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Shares, upon completion of the actions described in Section 1.03(a), Purchaser shall be the record and beneficial owner of the Shares, free and clear of all Liens, other than those arising from acts of Purchaser or its Affiliates. The Shares are not registered in a register kept in the United Kingdom by or on behalf of the Company, and no such register exists in the United Kingdom.

SECTION 2.05 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Seller or any of its Subsidiaries, except BNP Paribas Securities Corp., whose fees and expenses will be paid by or on behalf of Seller and in respect of which Purchaser and its Affiliates (including the Company and its Subsidiaries following the Closing) shall have no liability following the Closing. Seller has delivered to Purchaser true and complete copies of all agreements to which the Company or its Subsidiaries are party or are otherwise bound, under which any such fee or commission is payable and all indemnification and other agreements related to the engagement of the Persons to whom such fee or commission is payable, in each case as amended to the date of this Agreement.

ARTICLE III

Representations and Warranties Relating to the Group Companies

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure, and each reference herein to matters disclosed in the Seller Disclosure Letter shall be interpreted with this principle), Seller hereby represents and warrants to Purchaser as follows:

SECTION 3.01 Organization and Standing; Power. (a) Each of the Company and its Subsidiaries (such Persons, the “Company Subsidiaries”, and together with the Company, the “Group Companies”) is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the Laws of the jurisdiction in which it is organized. Each Group Company has full corporate or other organizational power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Each Group Company is duly qualified to do business in each jurisdiction in which the conduct or nature of its business or the ownership or lease of its properties or assets makes such qualification necessary, except such jurisdictions where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Seller has made available to Purchaser complete copies of the organizational documents of each Group Company, as amended to the date of this Agreement. All registers and minute books required to be maintained by each Group Company are up to date in all material respects, maintained in accordance with applicable Law, contain records of all matters required to be dealt with in such registers and books and are in the possession of a Group Company and all filings, publications, registrations and other formalities required by applicable Law to be delivered or made by each Group Company to company registries in each relevant jurisdiction have been duly delivered or made on a timely basis.

SECTION 3.02 Share Capital. (a) The entire subscribed share capital of the Company consists of 13,000 Shares, all issued in the name of Seller. Other than the Shares, there are no Equity Interests of the Company authorized, issued, reserved for issuance or outstanding, and the Shares being acquired by Purchaser pursuant hereto represent, in the aggregate, all of the authorized, issued and outstanding Equity Interests of the Company. The Shares have been duly authorized and validly issued, and are fully paid, allotted and non-assessable (in each case to the extent that such concepts are applicable). All of the Shares were issued in compliance with (i) applicable Laws, (ii) all Contracts to which Seller or Company is a party, and (iii) any preemptive or similar rights of any Person. There are no outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholder of the Company any matter. There are no voting trusts, stockholder agreements, proxies or other Contracts in effect with respect to the voting of or transfer of any of the Shares. The Shares have not been listed or traded on any stock exchange or regulated market.

(b) Section 3.02(b) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Company Subsidiaries, including for each Company Subsidiary complete and accurate information regarding the amount of its share capital and the record and beneficial owners of its share capital. Other than the Equity Interests set forth in Section 3.02(b) of the Seller Disclosure Letter there are no Equity Interests of any Company Subsidiary. All of the Equity Interests of each Company Subsidiary are duly authorized, validly issued, and are fully paid, allotted and non-assessable (in each case to the extent that such concepts are applicable). All of the Equity Interests of each Group Company were issued in compliance with (i) applicable Laws, (ii) all Contracts to which any Group Company is a party, and (iii) any preemptive or similar rights of any Person. There are no outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholder of any Group Company on any matter. There are no voting trusts, stockholder agreements, proxies or other Contracts in effect with respect to the voting of or transfer of any of the Equity Interests of any Group Company. There are no Liens, or any agreement, arrangement or obligation to create or give a Lien, in relation to any Equity Interest of any Group Company. No Equity Interest in any Group Company has been listed or traded on any stock exchange or regulated market. None of the Group Companies has any branch outside of the jurisdiction in which it is incorporated other than by virtue of its ownership of another Group Company. For purposes of this Section 3.02(b), “branch” means a place of business which has the appearance of permanency and which has a management and is otherwise physically equipped to negotiate business with third parties directly, and whose head office is abroad.

(c) Except for its interests in any Group Company set forth in Section 3.02(b) of the Seller Disclosure Letter, no Group Company owns, directly or indirectly, any Equity Interest in any Person. No Group Company is obligated to make any investment in or capital contribution to any Person (excluding any other Group Company).

SECTION 3.03 Authority; Execution and Delivery; Enforceability. The Company has full corporate power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

SECTION 3.04 No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement do not, and the performance of and consummation of the Transactions and compliance by the Group Companies with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of any Group Company under, (i) the organizational documents of any Group Company or (ii)(A) any Contract to which any Group Company is a party or by which any of their respective properties or assets is bound or (B) any Judgment or Law applicable to any Group Company or their respective properties or assets, in the case of clause (ii) above, (x) including any Contract, Judgment or Law set forth in Section 3.04(a)(x) of the Seller Disclosure Letter and (y) other than any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Group Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (ii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.05 Financial Statements. (a) Section 3.05(a) of the Seller Disclosure Letter sets forth true and complete copies of (i) the audited consolidated balance sheet of Moy Park Holdings (Europe) Limited as of December 31, 2016 (the “MPHE Balance Sheet”) and the audited consolidated balance sheet of Moy Park Holdings (Europe) Limited as of December 31, 2015 and the audited consolidated income statement, consolidated statement of total comprehensive income, consolidated statement of changes of equity and consolidated cash flow statement of Moy Park Holdings (Europe) Limited for the fiscal years ended December 31, 2015 and December 31, 2016 (collectively, including the MPHE Balance Sheet and the notes thereto and to such statements, the “MPHE Audited Financial Statements”) and (ii) the unaudited interim condensed consolidated balance sheet of Moy Park Holdings (Europe) Limited as of June 30, 2017 and the unaudited interim condensed consolidated income statement, consolidated statement of total comprehensive income, consolidated statement of changes of equity and consolidated cash flow statement of Moy Park Holdings (Europe) Limited for the six months ended June 30, 2017 (collectively, including the notes thereto, the “MPHE Interim Financial Statements”, and together with the MPHE Audited Financial Statements, the “MPHE Financial Statements”). The MPHE Financial Statements have been properly prepared in accordance with IFRS, consistently applied, and on that basis give a true and fair view of the state of Moy Park Holdings (Europe) Limited’s affairs as of the dates thereof and its profits for the periods indicated therein, except as described in the notes thereto, and, in the case of the MPHE Interim Financial Statements, for the absence of footnotes and other presentation items and for normal year-end adjustments.

(b) Section 3.05(b) of the Seller Disclosure Letter sets forth a true and complete copy of the annual accounts of the Company for the period beginning September 25, 2015 and ending December 31, 2016 (collectively, including the notes thereto, the “Company Financial Statements” and together with the MPHE Financial Statements, the “Financial Statements”), including a balance sheet of the Company as of December 31, 2016 (the “Company Balance Sheet”). The Company Financial Statements have been prepared in conformity with applicable Luxembourg Law and Luxembourg generally accepted accounting principles and give a true and fair view of the Company’s assets, liabilities, financial position and results.

(c) Seller’s systems of internal controls over financial reporting is designed to provide reasonable assurance in all material respects that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, consistently applied. The Company’s systems of internal controls over financial reporting is designed to provide reasonable assurance in all material respects that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable Luxembourg legal and regulatory requirements, consistently applied.

(d) As of the date of this Agreement, no Group Company is subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be reflected on a balance sheet prepared in accordance with IFRS (in the case of the Company Subsidiaries) or applicable Luxembourg Law (in the case of the Company) as of the date hereof, except for those liabilities and obligations (i) reserved against or provided for in the Financial Statements, (ii) incurred in the ordinary course of business since the date of the MPHE Balance Sheet, (iii) as expressly contemplated by this Agreement or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) The Company was formed in connection with the acquisition of the equity securities of Moy Park Holdings (Europe) Limited. The Company has not owned and does not own any significant assets or property other than the Shares. The Company has not had and does not have any employees. Except for this Agreement, the Company is not and has not been a party to any Contracts. The Company has not conducted and does not conduct any business other than the ownership of the equity securities of Moy Park Holdings (Europe) Limited. Except as expressly contemplated by this Agreement, and those arising from and incidental to ownership of the equity securities of Moy Park Holdings (Europe) Limited or otherwise relating solely to the establishment and maintenance of the Company’s existence, the Company does not have any liabilities or other obligations.

SECTION 3.06 Personal Property. (a) A Group Company has good and valid title to all the material assets reflected on the MPHE Balance Sheet or the Company Balance Sheet, as applicable, or thereafter acquired, other than those disposed of in the ordinary course of business since the date of the MPHE Balance Sheet or the Company Balance Sheet, as applicable, in each case free and clear of any Liens (other than Permitted Liens). The facilities, machinery, equipment, furniture, leasehold improvements, fixtures, vehicles, structures, related capitalized items and other tangible property owned or leased by the Group Companies are in good operating condition and repair, ordinary wear and tear excepted and subject to continued repair and replacement in accordance with past practice, and are reasonably suitable for their intended use, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The assets, properties and rights of the Group Companies, including any lease, license or other Contract, are sufficient in all material respects to permit the Group Companies to conduct their business from and after the Closing Date in all material respects in the same manner as such business is currently conducted.

SECTION 3.07 Real Property. (a) Section 3.07(a)(i) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property owned in fee by any Group Company (the “Owned Real Property”). Section 3.07(a)(ii) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property leased, licensed or occupied by any Group Company (as lessee) (the “Leased Real Property” and, together with the Owned Real Property, the “Company Real Property”).

(b) The Group Company referred to in Section 3.07(a)(i) of the Seller Disclosure Letter has legal and beneficial title to all Owned Real Property and valid legal and beneficial title to the tenant’s interest in all Leased Real Property, in each case free and clear of all Liens (other than Permitted Liens).

(c) All leases related to the use and occupancy of the Leased Real Property are valid, binding and in full force and effect and are enforceable by the Group Company party thereto in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law). Each Group Company party thereto has performed all material obligations required to be performed by it under each such lease, and it is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default in any respect thereunder and, to the Knowledge of Seller, no other party to any lease is (with or without the lapse of time or the giving of notice, or both) in material breach or material default in any respect thereunder, except as, individually or in the aggregate, would not be expected to be, material to the Group Companies taken as a whole.

(d) A Group Company has in its physical possession or under its control free from any Lien (other than Permitted Liens) the deeds and documents necessary to prove the title of a Group Company to each Company Real Property that is registerable but is not at the date hereof registered at the relevant land registry of the applicable jurisdiction.

(e) Each Company Real Property has the benefit of rights of access required for its continued use to conduct business immediately after the Closing Date in all material respects in the same manner as currently used.

(f) To the Knowledge of Seller, all title covenants, restrictions, stipulations and other encumbrances which a Group Company is required to comply with and relate to the Owned Real Property have been observed and performed in all material respects and, to the Knowledge of Seller, no notice of any alleged breach has been received by any Group Company which remains outstanding.

(g) To the Knowledge of Seller, there are no condemnation proceedings or eminent domain proceedings of any kind pending or, to the Knowledge of Seller, threatened against the Company Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) To the Knowledge of Seller, there is not any reason that would prevent the Company Real Property from being occupied by the Group Companies immediately after the Closing Date in the same manner as occupied by the Group Companies immediately prior to the Closing.

(i) The Group Companies do not, individually or in aggregate, have liability (whether actual or contingent) in respect of land and buildings that have been previously owned by any Group Company at any time during the period of 12 years prior to the date of this agreement whether freehold, commonhold or leasehold (other than in relation to the Company Real Property) in excess of GBP 5,000,000.

SECTION 3.08 Intellectual Property; Information Technology and Data Protection. (a) Section 3.08(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the registered (and applications for registration of) Company Intellectual Property (the “Company Registered Intellectual Property”) and any unregistered Trademarks used by a Group Company.

(b) Except as set forth in Section 3.08(b) of the Seller Disclosure Letter, there are no material Judgments or Proceedings pending, or to the Knowledge of Seller, threatened, contesting the validity, ownership or enforceability of any of the Company Registered Intellectual Property or the unregistered Trademarks used by a Group Company.

(c) Except as set forth in Section 3.08(c) of the Seller Disclosure Letter, there are no material Proceedings pending against any Group Company by any Person alleging that the operation or conduct of the business of the Group Companies as conducted as of the date of this Agreement constitutes an infringement of the Intellectual Property rights of such Person.

(d) Except as set forth in Section 3.08(d) of the Seller Disclosure Letter, there are no material Proceedings pending or, to the Knowledge of Seller, threatened, by any Group Company, nor has Seller or any of its Affiliates, since January 1, 2015, sent any written notice to any Person, alleging the infringement, misappropriation or other unauthorized use of any Company Intellectual Property.

(e) Except as set forth in Section 3.08(e) of the Seller Disclosure Letter, all material Company Intellectual Property is (1)(A) owned solely by a Group Company free from any Lien, except for Permitted Liens, or (B) validly licensed to such Group Company; and (2) to the Knowledge of Seller, is not subject to restrictions on use, licensing or alienation in favor of employees or other parties.

(f) All material (i) computer, telecommunications and network equipment and (ii) standard or off-the-shelf software and applications and customized software developed for a Group Company, in each case used in the business of the Group Companies as of the Closing Date (collectively, the “IT Systems”) are owned by a Group Company or validly licensed to a Group Company (on arm’s length commercial terms and for a term of not less than twelve months following the Closing Date), free from any Liens (other than Permitted Liens). To the Knowledge of Seller, the use of any such material IT Systems by each Group Company does not infringe the rights of any third Person.

(g) Since January 1, 2015, no IT Systems have failed to any material extent or, to the Knowledge of Seller, have been subject to any breach or unauthorized access by any third Person and, to the Knowledge of Seller, the data that they process has not been corrupted or compromised to any material extent during the same period. In respect of all incidents of breaches or unauthorized access by third Persons of IT Systems since January 1, 2015, Moy Park Limited has complied in all material respects with any applicable Laws and/or contractual obligations arising from such incidents and Moy Park Limited has not received any written notice or complaint from any third Person (including any of its employees or agents) or from any Governmental Entity arising from any such incident.

(h) To the Knowledge of Seller, since January 1, 2015, (1) no requests have been received by any Group Company from individuals for access to their personal data (which have not been complied with in accordance with applicable data protection Laws) nor have any claims or complaints been made by such Persons to or against any Group Company in respect of such data under any data protection Laws and (2) no notices have been served on a Group Company by any Governmental Entity responsible for the regulation of data protection, including the United Kingdom’s Information Commissioner.

SECTION 3.09 Contracts. (a) Except as set forth in Section 3.09(a) of the Seller Disclosure Letter, as of the date of this Agreement, no Group Company is a party to or bound by any:

(i) Contract for the purchase or sale of materials, supplies, assets, products or services (other than purchase orders for the purchase or sale of inventory (including any finished goods, raw materials, components or work-in-progress) or obsolete equipment in the ordinary course of business that entail no future performance obligation or can be terminated by a Group Company without penalty on not more than 90 calendar days’ notice), in each case requiring annual payments by any party thereto in excess of GBP 5,000,000;

(ii) Contract (or series of related Contracts) relating to the acquisition or disposition of any business, division, Equity Interests or material assets (other than the acquisition or disposition of inventory in the ordinary course of business) (whether by merger, sale of stock or other Equity Interests, sale of assets or otherwise) not yet consummated or pursuant to which any Group Company has material continuing obligations following the date of this Agreement;

(iii) Contract under which any Group Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than any Group Company), in any such case which, individually, is in excess of GBP 5,000,000;

(iv) Contract under which (A) any Person, other than any Group Company, has directly or indirectly guaranteed Indebtedness of any Group Company or (B) any Group Company has directly or indirectly guaranteed Indebtedness of any Person, other than any Group Company, in any such case where such Indebtedness is in excess of GBP 5,000,000;

(v) Contract under which any Group Company, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the ordinary course of business), in any such case which, individually, is in excess of GBP 5,000,000;

(vi) employment or similar Contract entered into with any Senior Employee or other Contract which provides for severance or Change of Control Payments or similar compensation obligations to such employee in excess of GBP 250,000;

(vii) co-packing or co-manufacturing Contract or other Contract providing for the manufacture or production of any Products by a third party that provides for annual payments by any Group Company in excess of GBP 5,000,000;

(viii) joint venture, partnership or other similar Contract involving co-investment between any Group Company and a third party;

(ix) Contract (i) containing covenants limiting or purporting to limit the freedom of any Group Company to compete with any Person in a product line or line of business or conduct business in any geographic area or (ii) otherwise containing non-competition, non-solicitation or standstill provisions restricting any Group Company or any of its Affiliates;

(x) Contract containing exclusivity, “requirements”, “take or pay” (pursuant to which any Group Company would reasonably be expected to be subject to material exposure to pay for products or services beyond its reasonably anticipated needs when taking into account historical volumes purchased and required under such Contract) or similar provisions binding on any Group Company;

(xi) Contract containing “most favored nation” provisions or other preferential pricing terms;

(xii) Contract granting a right of first refusal, right of first negotiation, right of first offer or similar option in favor of any other Person;

(xiii) Contract with any Governmental Entity;

(xiv) Contract under which the Company is lessee of, or holds or operates any personal property owned by any other Person that is material to the business of the Group Companies and for which the annual rental exceeds GBP 5,000,000;

(xv) Contract by which any Intellectual Property is licensed to or from any Group Company and that involves annual individual license or maintenance fees in excess of GBP 5,000,000;

(xvi) Contract for capital expenditures involving payments of more than GBP 5,000,000, individually or in the aggregate, in each case under which there are material outstanding obligations;

(xvii) Contract entered into in the past three years involving any resolution or settlement of any actual or threatened Proceeding with a value of greater than GBP 5,000,000 or which imposes material continuing obligations on any Group Company;

(xviii) Contract that provides for aggregate future sums due from any Group Company or an aggregate future liability (contingent or otherwise) to any Person (in each case other than any Group Company) in excess of GBP 5,000,000 and that is not terminable by any Group Company on less than 90 calendar days’ prior notice for a reasonably estimated cost of less than GBP 500,000; or

(xix) Related Party Contract.

(b) All Contracts of the type described in Section 3.09(a) (the “Company Contracts”) are valid, binding and in full force and effect and are enforceable by the Group Company party thereto in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law). Each Group Company party thereto has performed in all material respects the obligations required to be performed by it under each Company Contract, and it is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default in any respect thereunder and, to the Knowledge of Seller, no other party to any Company Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or material default in any respect thereunder. Prior to the date hereof, Seller has made available to Purchaser a true and complete (i) copy of each written Company Contract and (ii) summary of all of the material terms and conditions of each oral Company Contract.

SECTION 3.10 Permits. Each Group Company possesses all certificates, licenses, permits, authorizations and approvals necessary to conduct its business as conducted as of the date of this Agreement (each, a “Permit”), except as, individually or in the aggregate, would not reasonably be expected to be, material to the Group Companies taken as a whole. All such Permits are validly held by the applicable Group Company, and such Group Company has complied in all material respects with all terms and conditions thereof. To the Knowledge of Seller, no Group Company has received notice of any currently pending Proceeding relating to the revocation or modification of any such Permits, the loss of which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies taken as a whole. None of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except for any such suspensions, modifications, revocations or nonrenewals that, individually or in the aggregate, would not reasonably be expected to be material to the Group Companies taken as a whole.

SECTION 3.11 Taxes. (a) Except as, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Group Companies, taken as a whole:

(i) all Tax Returns required to be filed with any Taxing Authority by or on behalf of any Group Company have been filed and all such Tax Returns are true, correct and complete;

(ii) each Group Company has fully and timely paid all Taxes required to be paid by it, whether or not shown as due on any Tax Return (other than Taxes that are being contested in good faith by appropriate Proceedings and in respect of which adequate reserves have been set aside in accordance with applicable Accounting Principles). Since the date of the Financial Statements none of the Group Companies has incurred any Tax liabilities other than Taxes relating to ordinary course operations conducted by the Group Companies;

(iii) there are no Liens (other than Permitted Liens) for Taxes on the assets or properties of any Group Company;

(iv) there are no ongoing (nor, to the Knowledge of Seller, threatened in writing) audits, examinations, contests or other Proceedings with respect to Taxes of any Group Company; and all deficiencies for Taxes asserted or assessed against any Group Company have been fully and timely paid, settled or properly reflected in the Financial Statements;

(v) no claim has been made by any Taxing Authority in a jurisdiction where the Group Companies do not file Tax Returns that any Group Company is or may be subject to taxation by that jurisdiction;

(vi) the Group Companies have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate Taxing Authority proper and accurate amounts in all respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and have each complied in all respects with all Tax information reporting provisions of all applicable Laws;

(vii) there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from any of the Group Companies for any taxable period and no request for any such waiver or extension is currently pending;

(viii) each Group Company is and for the last six years has been solely resident for Tax purposes in the country in which it is incorporated. No Group Company has (or has within the last six years had) a branch, agency, trade or business or permanent establishment in any jurisdiction outside its country of incorporation;

(ix) each Group Company is duly registered for the purposes of VAT in the jurisdiction in which it is incorporated where required by Law. No Group Company has registered, nor is required to register, for the purposes of VAT in any jurisdiction other than that in which it is incorporated. No Group Company is (or has in the last six years been) a member of a VAT group which includes (or in the last six years has included) an entity other than a Group Company;

(x) neither the execution nor performance of this Agreement, nor the consummation of any of the transactions contemplated herein nor the Closing will result in any Tax liability on any Group Company;

(xi) each Group Company has complied with its retention obligations of documents under applicable Tax Laws;

(xii) each Group Company has complied with local transfer pricing requirements, and has prepared and filed transfer pricing documentation in due time. Intercompany transactions entered into by each Group Company with an Affiliate, whether recorded in the accounts or not, have been assessed on arm’s length terms in the jurisdictions where each Group Company is taxed;

(xiii) the French Tax consolidation group (within the meaning of article 223 A and seq. of the French Tax code) headed by Moy Park France Holdings SAS was validly formed, and/or renewed, in compliance with French Tax law;

(xiv) no Group Company benefits from a specific Tax regime that may cease or be modified as a result of the transaction;

(xv) all documents to which a Group Company is a party and which form part of such Group Company’s title to an asset owned by it have (if required) been duly stamped to the extent required of a Group Company by applicable Law; and

(xvi) there are no Tax sharing agreements (or written agreements regarding the surrender of Tax assets, reliefs, allowances or losses or the payment of Tax) among Seller or any of its Affiliates (other than any Group Company), on the one hand, and any Group Company, on the other hand.

(b) Each Group Company (other than Moy Park PLC) has made a valid election under Treasury Regulations Section 301.7701-3(c) to be treated as an entity disregarded from its owner or as a partnership for U.S. federal income tax purposes effective no later than the day before the date of this Agreement.

SECTION 3.12 Proceedings. Section 3.12 of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each pending or, to the Knowledge of Seller, threatened, claim, suit, action, demand, hearing, complaint, indictment, litigation, charge, investigation, mediation or arbitration or other proceeding (a “Proceeding”) against any Group Company, other than such Proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. No Group Company is a party to or subject to or in default under any Judgments, except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.13 Benefit Plans; Benefit Agreements. (a) Section 3.13(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Benefit Plan and each material Benefit Agreement, and except for each such Benefit Plan and each such Benefit Agreement or any agreement, arrangement, custom or practice required by applicable Law, there are not in operation and no proposal has been announced to enter into or establish any material agreement, arrangement, custom or practice for the payment by any Group Company of, or payment by any Group Company of any contributions towards, any pensions, allowances, lump sums or other like benefits on retirement, death, termination of employment (whether voluntary or not) or during periods of sickness or disablement for the benefit of any Participant or any dependents thereof. With respect to each such Benefit Plan and each such Benefit Agreement, Seller has made available to Purchaser true and complete copies of (as applicable) (i) such Benefit Plan or Benefit Agreement, including all agreements, deeds and rules, together with any related amendments, governing or relating thereto, (ii) any trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent financial statement and actuarial or other valuation report prepared with respect thereto (if any), (iv) the most recent annual report required to be filed with the applicable Governmental Entity with respect thereto (if any), in each case, except to the extent prohibited under applicable data privacy Laws or any other obligations to maintain the confidentiality of such information under applicable Law and (v) each Contract that provides for a Change of Control Payment.

(b) Each Benefit Plan and Benefit Agreement has been operated in compliance with the terms of the applicable Benefit Plan or Benefit Agreement, and with all applicable Laws, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Benefit Plan required to have been approved by a Governmental Entity has been so approved, and no such approval has been revoked nor, to the Knowledge of Seller, has revocation been threatened, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all contributions and benefit payments in relation to any Benefit Plan or Benefit Agreement that are required to be made by any Group Company have been timely made or have been properly accrued as a financial indebtedness of the Group Companies on the Financial Statements.

(c) To the Knowledge of Seller, no Group Company has received any notice of any, and to the Knowledge of Seller, there are no, investigations by any Governmental Entity with respect to, or other Proceedings (except routine claims for benefits payable in the ordinary course) pending or threatened against or involving, any Benefit Plan or any Benefit Agreement, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) To the Knowledge of Seller, except as and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Group Company has, where applicable, complied with its automatic enrolment obligations as required by the Pensions (No. 2) Act (Northern Ireland) 2008 and Pensions Act of 2008 of the United Kingdom and associated legislation, and no notices, fines, or other sanctions have been issued by any Governmental Entity in respect of such auto-enrolment obligations, and to the Knowledge of Seller, no instances of non-compliance with such automatic enrolment obligations have been notified to any Governmental Entity in respect of any Group Company.

(e) No Group Company is, or in the six years prior to the Closing Date has been, an employer of an occupational pension scheme (such term as defined in the Pension Schemes (Northern Ireland) Act 1993 of the United Kingdom (the “1993 NI Act”)) or, in the six years prior to the Closing Date, been “connected” with or an “associate” of (as those terms are used in Articles 34 and 49 of the Pensions (Northern Ireland) Order 2005 of the United Kingdom (the “2005 NI Order”) an employer (for the purposes of Articles 34 to 47 of the 2005 NI Order) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the 1993 NI Act).

(f) None of the execution and delivery of this Agreement or the consummation of the Transactions will, except as expressly contemplated by this Agreement or as required by applicable Laws, (i) entitle any Participant to retention, change in control or similar compensation or benefits under any Benefit Plan or Benefit Agreement or cause any Participant to become eligible for any increase in severance benefits under any Benefit Plan or Benefit Agreement, (ii) accelerate the payment or vesting, or trigger any funding of, compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any Benefit Plan or Benefit Agreement.

(g) In relation to the United Kingdom, no Group Company has in the six years prior to the Closing Date been an “associate” of or “connected” with an “employer” (within the meaning of the Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the Pension Schemes Act 1993), and no Group Company itself has in the six years prior to the Closing Date or, to the Knowledge of Seller, at any time prior to such six year period, been such an employer, or participated in or had any material liability in relation to a defined benefit pension scheme in any jurisdiction in the United Kingdom, and, to the Knowledge of Seller, there are no facts or circumstances likely to give rise to the issuance of a “contribution notice”, “financial support direction” or “restoration order” (within the meaning of the Pensions Act 2004) in which any Group Company is named.

(h) No employee or former employee of any Group Company has any right (whether actual or contingent) to retirement or redundancy benefits arising as a result of a transfer of their employment to any Group Company under either the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended) or the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or the Service Provision Change (Protection of Employment) Regulations (Northern Ireland) 2006 or similar Laws in other applicable jurisdictions.

(i) Section 3.13(i) of the Seller Disclosure Letter sets forth a true and complete list of each individual entitled to a, and the amount of such individual’s, Change of Control Payment.

SECTION 3.14 Labor Matters. (a) Since January 1, 2015, (i) there have been no labor strikes, slowdowns, work stoppages, lockouts, unfair labor practice charges, grievances or complaints or other labor dispute pending or, to the Knowledge of Seller, threatened, against or affecting the employees of any Group Company, (ii) to the Knowledge of Seller, there have been no activities or Proceedings by any labor union or other employee representative organization to organize any employees of any Group Company and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (iii) each Group Company has complied in all respects with all applicable Laws relating to labor and employment matters, including occupational safety and health standards, terms and conditions of employment, payment of wages, minimum wages, overtime, classification of employees, employment equality, age discrimination, immigration, visa, work status, human rights, pay equity and workers’ compensation, except, in the case of each of clauses (i), (ii) and (iii), as have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) To the Knowledge of Seller, no current Senior Employee of any Group Company has given notice terminating or suspending his or her appointment, and no Group Company has agreed to make, or is otherwise obliged to make, any material payment or provide any material benefit to any Senior Employee in connection with any such proposed termination or suspension of employment of any Senior Employee other than as required by applicable Law.

(c) Section 3.14(c) of the Seller Disclosure Letter sets forth (1) the total number of current employees by country and (2) the salary and other compensation (including any entitlement to Change of Control Payments), period of continuous employment, location and grade of each Senior Employee.

(d) No current Senior Employee of any Group Company is party to or bound by any confidentiality, non-compete, non-solicitation, proprietary rights or similar agreement that could materially restrict such employee in the performance of his or her employment duties or any Group Company in the operation of its business.

(e) In the 12 months preceding the date of this Agreement, no Group Company has:

(i) given notice of redundancies to the relevant Secretary of State or Department or started consultations with a trade union under Part IV Chapter II Trade Union and Labour Relations (Consolidation) Act 1992 and/or under Part XIII of the Employment Rights (Northern Ireland) Order 1996 or failed to comply with its obligations under Part IV Chapter II of that Act and/or under Part XIII of that Order and/or under similar Laws in other applicable jurisdictions; or

(ii) been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 and/or the Service Provision Change (Protection of Employment) Regulations (Northern Ireland) 2006) and/or under similar Laws in other applicable jurisdictions, or failed to comply with an obligation imposed by those Regulations and/or similar Laws.

(f) Section 3.14(f) of the Seller Disclosure Letter sets forth a true and complete list of all union recognition agreements, collective agreements and works council agreements between any Group Company and Seller and trade unions or representative bodies, other than any such agreement mandated by applicable Law. All such agreements are valid, binding and in full force and effect and are enforceable by the Group Company party thereto in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law). Each Group Company party thereto has performed in all material respects the obligations required to be performed by it under each such agreement, and it is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default in any respect thereunder and, to the Knowledge of Seller, no other party to any such agreement is (with or without the lapse of time or the giving of notice, or both) in material breach or material default in any respect thereunder. Prior to the date hereof, Seller has made available to Purchaser a true and complete copy of each such agreement.

(g) Each Group Company does not operate and has not operated any custom, policy, practice or arrangement (whether contractual or non-contractual) pursuant to which employees on or by reason of the termination of their employment or loss of office including by reason of redundancy (within the meaning of s.139 Employment Rights Act 1996 and/or Article 174 of the Employment Rights (Northern Ireland) Order 1996 and/or s.195 Trade Union and Labour Relations (Consolidation) Act 1992 and/or Article 223 of the Employment Rights (Northern Ireland) Order 1996) and/or similar Laws in other applicable jurisdictions are entitled to redundancy payments which are in excess of those required to be paid under s.135 Employment Rights Act 1996 and/or Article 170 of the Employment Rights (Northern Ireland) Order 1996 and/or such similar Laws.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, Seller and all Group Companies have complied with all notification, information and consultation requirements and procedures with respect to all works councils and other employee representative bodies under the Law and practice of the applicable jurisdiction, other than as may arise as a result of or in connection with any act or omission by Purchaser or any of its Affiliates (including, after the Closing, any Group Company).

SECTION 3.15 Absence of Changes or Events. (a) Since the date of the MPHE Balance Sheet through the date of this Agreement, there has been no event, change or circumstance that has had or, individually or in the aggregate, would reasonably be expected to have, a Company Material Adverse Effect.

(b) Since the date of the MPHE Balance Sheet through the date of this Agreement, the business of the Group Companies has been carried on and conducted in all material respects in the ordinary course of business, except with respect to the execution and delivery of this Agreement, the consummation of the Transactions and the discussions and negotiations related thereto and to any transaction of the type contemplated by this Agreement. Without limiting the generality of the foregoing, since the date of the MPHE Balance Sheet through the date of this Agreement, no Group Company has:

(i) created or permitted to exist any Lien on the Equity Interests of the Group Companies (including the Shares) (other than Liens under applicable securities Laws);

(ii) declared, authorized, set aside or paid any dividend or other distribution or payment in respect of its securities other than distributions of Cash prior to delivery of the Estimated Closing Statement;

(iii) in the case of the Company only, made any redemption or purchase of Equity Interests (including the Shares);

(iv) sold, assigned or transferred any portion of its assets or property to any Person (other than a Group Company) in an amount, individually or in the aggregate, in excess of GBP 5,000,000, except sales of inventory or obsolete equipment in each case in the ordinary course of business or pursuant to any Company Contract set forth in Section 3.09(a) of the Seller Disclosure Letter;

(v) sold, assigned, transferred, abandoned or licensed any Company Intellectual Property to any Person (other than a Group Company) in an amount, individually or in the aggregate, in excess of GBP 5,000,000, except in the ordinary course of business or pursuant to any Company Contract set forth in Section 3.09(a) of the Seller Disclosure Letter;

(vi) made any capital investment in, or any loan or advance to, or capital contribution to, any Person (other than a Group Company) in each case in an amount, individually or in the aggregate, in excess of GBP 5,000,000, except in the ordinary course of business or pursuant to any Company Contract set forth in Section 3.09(a) of the Seller Disclosure Letter;

(vii) acquired any business, division, Equity Interests or assets (other than inventory) of any Person (other than a Group Company) (whether by merger, consolidation, sale of stock or other equity securities, sale of assets or otherwise) in an amount, individually or in the aggregate, in excess of GBP 5,000,000, other than pursuant to any Company Contract set forth in Section 3.09(a) of the Seller Disclosure Letter;

(viii) made any capital expenditures or commitments therefor in an amount, individually or in the aggregate, in excess of GBP 5,000,000, other than pursuant to any Company Contract set forth in Section 3.09(a) of the Seller Disclosure Letter;

(ix) entered into a Related Party Contract or any other material transaction with any of its or any of its Affiliates’ directors, officers or employees, other than employment or expense reimbursement arrangements in the ordinary course of business, except as set forth in Section 3.22(a) of the Seller Disclosure Letter;

(x) except as required under the terms of any Benefit Plan or Benefit Agreement or applicable Law or any collective bargaining agreement, works council agreement or collective agreement, (1) increased salaries, bonuses or other compensation and benefits payable by any Group Company to any Senior Employee, other than in the ordinary course of business; or (2) materially increased the benefits applicable to any Senior Employee under any Benefit Plan or Benefit Agreement;

(xi) settled any Proceeding involving or against any Group Company or any of their respective assets or properties where (1) the amount payable by any Group Company in connection therewith exceeded GBP 10,000,000 in the aggregate, (2) such Proceeding is reasonably likely to have a material effect on the post-Closing operations of the business of any Group Company, or (3) the applicable remedy was not limited exclusively to a cash payment by a Group Company;

(xii) incurred or assumed any Indebtedness in excess of GBP 5,000,000 in the aggregate or guarantee any Indebtedness of another Person, other than any Indebtedness or guarantees (1) incurred in the ordinary course of business for working capital purposes, or (2) incurred between Group Companies in the ordinary course of business;

(xiii) changed any methods of accounting, except as required by changes in IFRS as agreed to by the Group Companies’ independent public accountants; or

(xiv) agreed, committed or offered to, or failed to perform any action that would result in or legally bind a Group Company to do any of the things described in the preceding clauses (i) through (xiii).

SECTION 3.16 Compliance with Applicable Laws. Each Group Company is, and has been since January 1, 2015, in compliance with all applicable Laws, except for instances of noncompliance that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Group Companies taken as a whole. To the Knowledge of Seller, since January 1, 2015, no Group Company has received any notice that any Group Company is, and to the Knowledge of Seller, no Group Company is, under investigation by any Governmental Entity with respect to any alleged material violation of any applicable Law or Judgment.

SECTION 3.17 Money-Laundering; Anti-Corruption; Sanctions. (a) Since January 1, 2015, each Group Company has complied with the UK Bribery Act and all other applicable anti-bribery and anti-corruption Laws (“Anti-corruption Laws”). In furtherance and not in limitation of the foregoing, since January 1, 2015, no Group Company nor any of their directors, officers or employees, nor, to the Knowledge of Seller, any other Persons acting on behalf of the Group Companies has, in connection with the business of any Group Company, paid, offered, promised to pay, or authorized the payment of money or anything of value, directly or indirectly, to any government official, government employee, political party, political party official, candidate for public office, or officer or employee of a public international organization, in each case, for the purpose of illegally influencing any official act or decision or to secure an improper advantage in order to obtain or retain business; the Group Companies have implemented internal controls reasonably designed to prevent and detect such violations in all material respects; and the Group Companies have maintained accurate books and records in all material respects. To the Knowledge of Seller, since January 1, 2015, the Group Companies have not received any notice from a Governmental Entity alleging, or conducted any internal investigation with respect to, any violation of applicable Anti-corruption Laws, or made any voluntary or involuntary disclosure to a Governmental Entity concerning any violation of applicable Anti-corruption Laws.

(b) No Group Company, no director or officer of any Group Company nor, to the Knowledge of Seller, any other Person acting for or on behalf of the Group Companies (including employees) is an individual or entity designated on, or is owned or controlled by any Person (i) with whom dealings are restricted or prohibited by, or are sanctionable under, any Sanctions (a “Sanctioned Person”) or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted, prohibited or made sanctionable under any Sanctions (a “Sanctioned Country”).

(c) (i) No Group Company has directly or indirectly conducted any business or engaged in any transactions with a Sanctioned Person or in any Sanctioned Country in violation of any Sanctions and (ii) no Group Company has violated any Sanctions. Since January 1, 2015, to the Knowledge of Seller, the Group Companies have not received any notice from a Governmental Entity alleging any violation of any Sanctions, or made any voluntary or involuntary disclosure to a Governmental Entity concerning any violation of any Sanctions.

(d) The Group Companies have in place and since January 1, 2015 have used reasonable efforts to maintain adequate procedures designed to prevent bribery by their Associated Persons within the meaning of section 7 of the Bribery Act 2010 in accordance with the guidance published by the Secretary of State pursuant to section 9 of the Bribery Act 2010.

(e) The operations of the Group Companies are and have since January 1, 2015 been conducted in material compliance with all applicable anti-money laundering Laws (including any financial record keeping or reporting requirements promulgated thereunder). No Proceeding involving the Group Companies with respect to such anti-money laundering Laws is pending or to the Knowledge of Seller, threatened.

SECTION 3.18 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) each Group Company is, and has been since January 1, 2015, in compliance with all applicable Environmental Laws;

(b) each Group Company holds, and is in compliance with, all Permits required under applicable Environmental Laws for it to conduct its business as conducted as of the date of this Agreement (“Environmental Permits”), and to the Knowledge of Seller, no Group Company has received notice from any Governmental Entity of any currently pending or threatened revocation, suspension or modification of any such Environmental Permits;

(c) there are no Proceedings pending, or to the Knowledge of Seller, threatened, against any Group Company alleging a violation of or liability under applicable Environmental Laws or Environmental Permits;

(d) as of the date of this Agreement, and other than as may be required by the terms and conditions of any Environmental Permit held by any Group Company in the ordinary course of business, no Group Company is currently conducting, or reasonably expects to be required pursuant to applicable Environmental Law to conduct, any environmental investigation, remediation or monitoring of, or assume or bear any other material obligation or liability under applicable Environmental Law in relation to Hazardous Substances in soil, surface water or groundwater at, or as a result of operations at, any Company Real Property or any other property at any time owned, occupied or controlled by any Group Company;

(e) since January 1, 2015, no Group Company has generated, treated, stored, Released, or transported any Hazardous Substances at, to or from any Company Real Property except in compliance with Environmental Laws; and

(f) Seller has made available to Purchaser true and complete copies of all material audits and other assessments, reviews, investigations and reports concerning environmental and health and safety matters prepared since January 1, 2015, or prior to such date if, to the Knowledge of Seller, it discloses any material outstanding non-compliance with, or liability under, Environmental Law, which are in the possession or control of Seller or any Group Company relating to any Group Company or any Company Real Property.

SECTION 3.19 Food Safety. (a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2015, each Group Company has complied and is in compliance with (i) all applicable Food Safety Laws as they relate to any products manufactured, marketed, sold or distributed by the Group Companies (“Products”) and (ii) all terms and conditions imposed in any Permits granted to such Group Company by any Food Authority.

(b) Except as, individually or in the aggregate, would not reasonably be expected to be material to the Group Companies taken as a whole, no Group Company has, since January 1, 2015, (i) voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement relating to an alleged lack of safety or regulatory compliance of any Product, or (ii) as a result of any action taken by a Food Authority or other Governmental Entity against any Group Company, (x) made a change in the labeling of any Product, or (y) terminated or suspended the marketing of any Product. To the Knowledge of Seller, there are no facts or circumstances that would be reasonably likely to cause any (A) Food Authority to require the recall or market withdrawal of any Product, or (B) Group Company, as the result of any action of a Food Authority or other Governmental Entity, to make a material change in the labeling of any Product, or to terminate or suspend the marketing of any Product.

(c) Since January 1, 2015, to the Knowledge of Seller, no Group Company has received notice of any class action lawsuit against any Group Company related to product liability claims.

SECTION 3.20 Settlement of Intercompany Indebtedness. All intercompany indebtedness for borrowed money between and among any Group Companies, on the one hand, and Seller and its Affiliates (other than the Group Companies), on the other hand, has been eliminated (which may include the netting of receivables and payables, contributions to equity and dividends) prior to the Closing without any obligation or liability of any Group Company after the Closing.

SECTION 3.21 Customers and Suppliers. (a) Section 3.21(a) of the Seller Disclosure Letter sets forth a true and complete list, for the 12 months ended December 31, 2016, of (x) the 20 largest customers by amounts invoiced in the United Kingdom and Republic of Ireland, and (y) the four largest customers by amounts invoiced in the remainder of continental Europe, in each case, of goods and services of the Group Companies and the amount invoiced thereto. For the 12 months ended December 31, 2016, the customers set forth in Section 3.21(a)(x) and (y) of the Seller Disclosure Letter, respectively, accounted for greater than 82% of the amounts invoiced by the Group Companies in the United Kingdom and Republic of Ireland, and greater than 80% of the amounts invoiced by the Group Companies in the remainder of continental Europe.

(b) Section 3.21(b) of the Seller Disclosure Letter sets forth a true and complete list of each supplier to which the Group Companies, taken as a whole, made payments in excess of GBP 5,000,000 during the fiscal year ended December 31, 2016.

(c) Except as set forth in Section 3.21(c) of the Seller Disclosure Letter, no Person set forth in Section 3.21(a) or Section 3.21(b) of the Seller Disclosure Letter has (i) given notice in writing or, to the Knowledge of Seller, otherwise given notice of its intent to cancel or otherwise terminate the relationship of such Person with any Group Company or (ii) materially modified or decreased materially or given notice in writing or, to the Knowledge of Seller, otherwise given notice of its intent to materially modify or decrease materially or limit materially its relationship with any Group Company or intends to decrease materially its purchases from, or services or supplies to, any Group Company.

SECTION 3.22 Affiliate Transactions. (a) Except as set forth in Section 3.22(a) of the Seller Disclosure Letter, no Group Company is a party to any Contract with any (x) Affiliate (excluding any other Group Company), shareholder, member, manager, partner, employee, officer or director of any Group Company or their respective Affiliates or any Person who served as a director of a Group Company at any time during the six months prior to the date of this Agreement, other than employment Contracts governing an individual’s employment with a Group Company, or (y) any immediate family member of any Person described in clause (x) (each such Person described in clauses (x) and (y), a “Related Party”) (each such Contract, a “Related Party Contract”).

(b) Except as set forth in Section 3.22(b) of the Seller Disclosure Letter, no Related Party owns any interest in any property used by a Group Company. There are no loans, advances or Indebtedness incurred or issued by any Group Company from or to any Related Party, other than advances made to employees in the ordinary course of business.

SECTION 3.23 Insurance. The Group Companies maintain insurance policies in such amounts and against such risks and losses as are reasonable for the business and assets of the Group Companies. Each such policy is in full force and effect, all premiums due thereon have been paid in full and the Group Companies are in compliance in all material respects with the terms and conditions of each such policy. No Group Company or, to the Knowledge of Seller, insurer, is in breach or default (including with respect to the payment of premiums or the giving of notices), under any such policy and no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under any such policy. Other than as set forth in Section 3.23 of the Seller Disclosure Letter, there are, and since December 31, 2014 there have been, no claims (or series of related claims) against any such policy in excess of GBP 5,000,000. None of the Group Companies is covered by, or has access to coverage under, any insurance policy of Seller or any of its Affiliates (other than the Group Companies).

SECTION 3.24 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of any Group Company for which any Group Company is responsible for payment.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller and the Company as follows:

SECTION 4.01 Organization and Standing; Power. Purchaser is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the Laws of the jurisdiction in which it is organized. Purchaser has full corporate power and authority to enable it to own the Shares, to consummate the Transactions and to execute this Agreement and the Subordinated Promissory Note. Purchaser possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Transactions (a “Purchaser Material Adverse Effect”).

SECTION 4.02 Authority; Execution and Delivery; Enforceability. (a) The execution and delivery by Purchaser of this Agreement and the Subordinated Promissory Note and the performance of and consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate action. Purchaser has duly executed and delivered this Agreement and the Subordinated Promissory Note, and each of this Agreement and the Subordinated Promissory Note constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).

(b) The Special Committee, at a duly held meeting has, by unanimous vote of all of the members of the Special Committee, (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and to issue the Subordinated Promissory Note and (ii) approved the execution, delivery and performance of this Agreement and the Subordinated Promissory Note and the consummation of the Transactions upon the terms and subject to the conditions set forth herein, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

SECTION 4.03 No Conflicts; Consents. (a) The execution and delivery by Purchaser of each of this Agreement and the Subordinated Promissory Note do not, and the performance of and consummation of the Transactions and compliance by Purchaser with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Subsidiaries under, (i) the organizational documents of Purchaser or any of its Subsidiaries or (ii)(A) any Contract to which Purchaser or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound (other than with respect to any Contract that is concurrently with the Closing amended to address any such conflict, violation or default) or (B) any Judgment or applicable Law applicable to Purchaser or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser, Parent or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement or the Subordinated Promissory Note or the consummation of the Transactions, other than (i) those that may be required solely by reason of Seller’s, the Company’s or any of their respective Affiliates’ (as opposed to any other third Person’s) participation in the Transactions and (ii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04 Proceedings. There are not any (a) outstanding Judgments against Purchaser or any of its Subsidiaries, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Subsidiaries, or (c) investigations by any Governmental Entity that are, to the knowledge of Purchaser, pending or threatened against Purchaser or any of its Subsidiaries that, in any such case, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05 Securities Act. Purchaser is acquiring the Shares for investment only and not with a view to any public distribution thereof. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

SECTION 4.06 Availability of Funds. After giving effect to the Transactions and the payment of the Purchase Price and assuming the accuracy of the representations and warranties of Seller set forth in Article II and Article III hereof (without giving effect to any without regard to any materiality, “Seller Material Adverse Effect”, “Company Material Adverse Effect” or similar qualifiers), and Seller’s compliance with this Agreement, Purchaser will be Solvent immediately after the Closing.

SECTION 4.07 No Additional Representations; No Reliance. (a) Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in Article II and Article III, in the Seller Disclosure Letter or in any certificate delivered pursuant hereto, neither Seller nor any Group Company nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, the Shares or the Group Companies, or any matter relating to any of them, including their respective businesses, results of operations, financial condition and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective representatives by or on behalf of Seller or any Group Company, and that any such representations or warranties are expressly disclaimed.

(b) Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that neither Seller nor any Group Company nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective representatives (“Projections”), including with respect to future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, the Group Companies or the business of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing) as set forth in any such Projections, or (ii) except as expressly set forth in Article II or Article III, in the Seller Disclosure Letter or any certificate delivered pursuant hereto, any other information relating to Seller, the Shares or the Group Companies, or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective representatives, whether orally or in writing, in any data room, offering memoranda, confidential information memoranda, management presentations (formal or informal), functional “breakout” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions, and that any such representations or warranties are expressly disclaimed.

(c) Except as expressly set forth in Article II or Article III, no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Shares or any of the properties or assets of the Group Companies.

SECTION 4.08 Independent Investigation. Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry in which the Group Companies operate, and (b) it has conducted its own independent investigation, review and analysis of the business, results of operations, financial condition and prospects of the Group Companies, which investigation, review and analysis was conducted by Purchaser and its representatives. Notwithstanding the foregoing, no investigation by or other disclosure to Purchaser or its representatives shall modify, supplement or limit any representation or warranty herein, other than as disclosed in the Seller Disclosure Letter in accordance with the terms hereof.

SECTION 4.09 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Subsidiaries, except Evercore Group L.L.C. and Barclays Capital Inc., whose fees and expenses will be paid by Purchaser.

SECTION 4.10 Opinion of Financial Advisor. The Special Committee has received the written opinion of Evercore Group L.L.C., dated as of September 5, 2017, to the effect that, as of such date, the Purchase Price is fair, from a financial point of view, to Purchaser.

ARTICLE V

Covenants

SECTION 5.01 Confidentiality Agreement. Purchaser agrees that the information being provided to it in connection with the Transactions (including the terms of this Agreement) is subject to the terms of a confidentiality agreement, dated as of June 22, 2017, between Purchaser and Seller (the “Confidentiality Agreement”). Effective upon the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Group Companies; provided, however, that Purchaser agrees that any and all other information provided to it or any of its Affiliates, or any of their respective representatives pursuant to the Confidentiality Agreement, by Seller or any of its Affiliates, or any of their respective representatives, shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing (including any temporal limitations thereof), and Purchaser shall otherwise comply with the Confidentiality Agreement in accordance with its terms (including with respect to the non-solicitation of employees). Effective upon the Closing, Seller shall use reasonable best efforts to cause any confidentiality agreements entered into between Seller or Company or any of their respective Affiliates, on the one hand, and any potential purchaser in a proposed transaction similar to the Transaction, on the other hand, to be assigned to the Company, such that the Company and its Affiliates receive the benefit of, and full right to enforce, such confidentiality agreements from and after the Closing.

SECTION 5.02 Expenses. Except as expressly set forth in any other provision of this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses.

SECTION 5.03 [Reserved].

SECTION 5.04 Tax Matters. (a) Tax Returns; Payment of Taxes. Purchaser, Seller and the Company agree that:

(i) Purchaser shall cause each Group Company to timely prepare and file with the applicable Taxing Authorities all Tax Returns for any Tax period beginning on or before the Closing Date that are required to be filed by such Group Company after the Closing Date and shall cause each Group Company to timely pay all Taxes due with respect to such Tax Returns (including amounts remitted to Purchaser by Seller under this Section 5.04(a)(i)). Each such Tax Return shall be prepared on a basis consistent with the past practice of each such Group Company, except as required by applicable Law. At least 30 calendar days, in the case of income Tax Returns, and within a reasonable period of time, in the case of all other Tax Returns, prior to the due date for filing any such Tax Return (taking into account any extensions), Purchaser shall furnish Seller with a complete copy of any such Tax Return for Seller’s review and comment, and Purchaser shall, subject to the remainder of this Section 5.04(a)(i), revise such Tax Return to reflect any reasonable comments from Seller. If Purchaser disagrees with any such comments, it shall notify Seller of such disagreement and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. In the case of any such Tax Return that is with respect to a Straddle Period, if the parties cannot resolve any disagreement, the item in question shall be resolved by the Independent Expert, and such resolution shall be binding. In the case of any Tax Return with respect to a taxable period that ends on or before the Closing Date, (A) if the parties cannot resolve any disagreement and such disagreement relates to an item that is not reflected consistent with past practice of the relevant Group Company or that is reasonably likely to subject Purchaser or any of its Affiliates, in the reasonable judgment of Purchaser, to non-monetary sanctions or penalties, the item in question shall be resolved by the Independent Expert, and such resolution shall be binding; otherwise, the applicable Tax Return shall reflect Seller’s position; and (B) Purchaser shall not file any such Tax Return without Seller’s consent (not to be unreasonably withheld, conditioned or delayed). The fees and expenses of the Independent Expert in relation to the matters contemplated in this Section 5.04(a)(i) shall be borne equally by Seller and Purchaser. Seller shall be responsible for all Taxes due in respect of the Tax Returns referred to in this Section 5.04(a)(i) to the extent Seller has an indemnification obligation with respect to such Taxes under Section 6.03(a). Purchaser shall notify Seller of any amounts due from Seller in respect of any such Tax Return no later than 10 Business Days prior to the date on which such Tax Return is due, and Seller shall remit such payment to Purchaser no later than five Business Days prior to the date such Tax Return is due. For the purposes of this Section 5.04(a)(i), where Tax is payable with no associated Tax Return, the calculation of the Tax payable shall be treated as a Tax Return due on the day on which the Tax is required to be paid.

(ii) Purchaser shall not, and shall not cause or permit any Group Company to, (A) amend, re-file or otherwise modify any Tax Return filed on or before the Closing Date with respect to any Pre-Closing Tax Period or any Straddle Period or (B) make or change any Tax election or take any other action, which Tax election or action has retroactive effect to any Pre-Closing Tax Period, in each case without Seller’s prior written consent, in each case, except as otherwise required by Law or a good faith resolution of a Tax Claim or as would not reasonably be expected to result in a more than de minimis Tax (or a more than de minimis diminution of a Tax attribute) with respect to any Pre-Closing Tax Period.

(b) Cooperation. Seller, the Company and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of a Group Company, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes, subject to Section 6.08(d), and audits with respect to all taxable periods relating to Taxes of a Group Company. Seller and its Affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Group Companies to the extent such records and information pertain to events occurring on or prior to the Closing Date; therefore, Purchaser and the Company shall, and shall cause each Company Subsidiary to, (i) use their commercially reasonable efforts to retain and maintain such records until such time (not to be longer than seven years) as Seller agrees that such retention and maintenance is no longer necessary and shall thereafter provide Seller with written notice prior to any destruction, abandonment or disposition of all or any portions of such records and transfer such records to Seller upon its written request and at Seller’s sole cost and expense and (ii) allow Seller and its agents and representatives (and agents or representatives of any of its Affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as Seller may reasonably deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at Seller’s expense.

(c) Refunds and Credits. Purchaser, Seller and the Company agree that:

(i) Any refund or credit of Taxes (including, for the avoidance of doubt, overpayments of estimated Taxes) of any Group Company for any Pre-Closing Tax Period received after the Closing Date shall be for the account of Seller, except to the extent any such refund or credit (A) results from the carryback of any net operating loss or other Tax attribute arising in a Post-Closing Tax Period (other than any such net operating loss or other Tax attribute that is attributable to a Transaction Deduction), (B) was taken into account in (or is attributable to a Tax asset that was included in) the calculation of Working Capital, (C) is attributable to a change in applicable Law or change in any practice of any Taxing Authority, in each case that is announced after the Closing Date or (D) reduced Seller’s indemnification obligation pursuant to clause (4) of the proviso to Section 6.03(a). Any refund or credit of Taxes of any Group Company for any Post-Closing Tax Period shall be for the account of Purchaser. Any refund or credit of Taxes of any Group Company for any Straddle Period shall be equitably apportioned between Seller and Purchaser in a manner consistent with the principles in Section 6.03(c).

(ii) Purchaser shall, if Seller reasonably so requests, use commercially reasonable efforts to cause the applicable Group Company to file for and obtain any refunds or credits of Taxes to which Seller is entitled under this Section 5.04(c).

(iii) Each party shall, or shall cause its Affiliates to, forward to any other party entitled under this Section 5.04(c) to any refund or credit of Taxes any such refund within 10 calendar days after such refund is received or reimburse such other party for any such credit within 10 calendar days after the credit is allowed or applied against other Tax liability (in each case, net of Taxes thereon, if any, and any costs or expenses reasonably incurred in obtaining the same). To the extent a refund or credit against Taxes that gave rise to a payment hereunder is subsequently disallowed or otherwise reduced, the party that received such payment shall reimburse the other party for the amount of such disallowed or reduced refund or credit against Taxes.

(iv) Notwithstanding the foregoing, the control of the prosecution of a claim for refund of Taxes paid pursuant to a deficiency assessed subsequent to the Closing Date as a result of an audit shall be governed by the provisions of Section 6.08.

(d) Tax Benefits. Seller and Purchaser agree to reflect in a Pre-Closing Tax Period to the maximum extent permissible under applicable Law any deductions or expenses to which any Group Company is entitled as a result of incurring or paying any amount included in Indebtedness, Transaction Expenses and Change of Control Payments (“Transaction Deductions”). To the extent any such deductions or expenses give rise to a Tax refund actually received, or a credit of Taxes actually realized as a reduction in cash Taxes payable, by any Group Company for any Pre-Closing Tax Period, such refund or credit shall be for the account of Seller under (and subject to the exceptions set forth in) Section 5.04(c). To the extent any such deductions or expenses reduce cash Taxes that would otherwise be payable, or give rise to a Tax refund actually received, or a credit of Taxes actually realized as a reduction in cash Taxes payable, by any Group Company for any Post-Closing Tax Period or Purchaser or any of its Affiliates (other than the Group Companies), Purchaser shall pay to Seller an amount equal to the amount of such reduction, refund or credit except to the extent that any such reduction, refund or credit (A) was taken into account in the calculation of Working Capital or (B) reduced Seller’s indemnification obligation pursuant to clause (4) of the proviso to Section 6.03(a). The determination of whether any such deductions or expenses gives rise to a cash Tax reduction, refund or credit for any Post-Closing Tax Period under this Section 5.04(d) shall be made on a with and without basis. To the extent a cash Tax reduction, refund or credit that gave rise to a payment from Purchaser to Seller hereunder is subsequently disallowed or otherwise reduced, Seller shall reimburse Purchaser for the amount of such disallowed or reduced cash Tax reduction, refund or credit.

SECTION 5.05 Transfer Taxes. All Transfer Taxes incurred in connection with the transfer of the Shares or otherwise in respect of any of the Transactions shall be borne equally between Purchaser, on the one hand, and Seller, on the other hand. Purchaser and Seller shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes, and Purchaser shall timely pay all Transfer Taxes; provided that the Seller portion of any such Transfer Taxes shall be deemed a Transaction Expense or otherwise reimbursed by Seller to Purchaser.

SECTION 5.06 Publicity. No press release or other public announcement concerning the Transactions shall be issued by a party or such party’s Affiliates without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release or public announcement may be required by applicable Law, Judgment or any Governmental Entity, in which case the party required to make the press release or public announcement shall to the extent reasonably practicable allow the other party to comment thereon in advance of such issuance. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form, of substance and with timing agreed upon by Seller and Purchaser (the “Announcement”). Notwithstanding the foregoing, (a) this Section 5.06 shall not apply to any press release or other public announcement made by any of the parties hereto which (i) is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to Seller, Purchaser or the Group Companies that has not been previously announced or made public in accordance with the terms of this Agreement or (ii) is made in the ordinary course of business and does not relate specifically to this Agreement or the Transactions and (b) each of Seller, the Company and Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Transactions.

SECTION 5.07 Records. (a) Purchaser recognizes that certain records of the Group Companies may contain information relating to Subsidiaries, divisions and businesses of Seller and its Affiliates other than the Group Companies, and that Seller may retain copies thereof.

(b) Purchaser and the Company shall retain, for seven years after the Closing Date, all books, records and other material documents pertaining to the Group Companies’ businesses that relate to the period prior to the Closing Date (except for any such books, records and other material documents in the possession of Seller or any of its Affiliates on or after the Closing), except for Tax Returns and supporting documentation which shall be retained until the later of the date following seven years after the Closing and the date that is 60 calendar days after the date required by applicable Law, and to make the same available after the Closing Date for inspection and copying by Seller, during regular business hours and upon reasonable request; provided that such inspection shall not (i) unreasonably disrupt the normal operations of Purchaser or any of its Affiliates, (ii) include access to materials that are subject to the attorney-client, work-product or other privilege or (iii) include any access to any working papers of any independent accountant unless customary confidentiality and hold harmless agreements have been first executed. At and after the expiration of such period, if Seller or any of its Affiliates has previously requested that such books and records be preserved, Purchaser and the Company shall either preserve such books and records for such reasonable period as may be requested or transfer such books and records to Seller or its designated Affiliates at Seller’s expense.

(c) Seller shall retain, for seven years after the Closing Date, all books, records and other material documents pertaining to the Group Companies’ businesses that remain in Seller’s or any of its Affiliates’ possession as of immediately following the Closing that relate to the period prior to the Closing Date (except for any such books, records and other material documents in the possession of Parent, Purchaser or any Group Company on or after the Closing), except for Tax Returns and supporting documentation which shall be retained until the later of the date following seven years after the Closing and the date that is 60 calendar days after the date required by applicable Law, and to make the same available after the Closing Date for inspection and copying by Purchaser or the Company, during regular business hours and upon reasonable request; provided that such inspection shall not (i) unreasonably disrupt the normal operations of Seller or any of its Affiliates, (ii) include access to materials that are subject to the attorney-client, work-product or other privilege or (iii) include any access to any working papers of any independent accountant unless customary confidentiality and hold harmless agreements have been first executed. At and after the expiration of such period, if Purchaser, the Company or any of their respective Affiliates has previously requested that such books and records be preserved, Seller shall either preserve such books and records for such reasonable period as may be requested or transfer such books and records to Purchaser, the Company or any of their designated Affiliates at the Company’s expense.

SECTION 5.08 Non-Solicitation of Employees. For a period of 12 months from the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit for employment, hire or retain as a consultant any of the individuals named in Section 5.08 of the Seller Disclosure Letter (each, a “Restricted Person”); provided, however, that the foregoing shall not preclude (a) general solicitations by Seller or its Subsidiaries or by a bona fide search firm that are not targeted at any such Restricted Persons or (b) the hiring of any Restricted Person who (i) has had his or her employment terminated with any Group Company at least three months prior to commencement of employment discussions between Seller or its Subsidiaries and such Restricted Person or (ii) responds to any general solicitation placed by Seller or its Subsidiaries (or by a bona fide search firm) that is not targeted at such Restricted Person.

SECTION 5.09 Data Protection Agreements. Upon receipt of a written request from Seller received by Purchaser prior to the first anniversary of the Closing Date, Purchaser shall enter into appropriate data transfer arrangements (including, where requested, the EU approved model clause contracts) with Seller or any of its Affiliates as required in order for Seller or any of its Affiliates to comply with any applicable data protection Laws or cross-border transfer obligations relating to the transfer of personal information.

SECTION 5.10 Indemnification and Insurance. (a) From and after the Closing, Purchaser shall cause the Group Companies, to the fullest extent permissible by applicable Law, and in each case to the extent provided by and subject to the terms and conditions of the organizational or similar documents of the Group Companies in existence as of the date of this Agreement (or in any agreement in existence as of the date of this Agreement providing for indemnification between any of the Group Companies and any Indemnitee, in each case a true and complete list of which is forth in Section 5.10(a) of the Seller Disclosure Letter), indemnify and hold harmless each individual who at the Closing is, or at any time prior to the Closing was, a director or officer of any Group Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to Losses in connection with any Proceeding, whenever asserted, to the extent based on or arising out of (A) the fact that an Indemnitee is or was a director or officer of such Group Company or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of such Group Company or taken at the request of such Group Company (including in connection with serving at the request of such Group Company as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Closing (including any Proceeding relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee but in each case excluding any Losses to the extent arising from such Indemnitee’s position as a director, officer, employee or other agent of Seller or any of its Affiliates (other than the Group Companies)). Without limiting the foregoing, Purchaser, from and after the Closing, shall cause, unless otherwise required by applicable Law, the organizational or similar documents of the Group Companies to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the organizational or similar documents of the Group Companies, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Closing to the extent provided for in the organizational or similar documents of the Group Companies in existence as of the date of this Agreement (or in any agreement set forth in Section 5.10(a) of the Seller Disclosure Letter), Purchaser shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.10 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.10) as incurred to the fullest extent permitted under applicable Law, subject to the receipt of an undertaking to refund such amounts to the extent it is determined that such Person is not entitled to indemnification hereunder.

(b) For the six-year period commencing immediately after the Closing, Purchaser shall maintain in effect directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Closing with respect to those individuals who are currently covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of the Company’s current directors’ and officers’ liability insurance policy in effect on the date of this Agreement. The obligations set forth in this Section 5.10 shall be deemed satisfied if Purchaser purchases and maintains in effect a “tail” directors’ and officers’ liability insurance policy, with respect to matters existing or occurring prior to the Closing, on terms no less favorable to the individuals who are covered, immediately prior to the Closing, by the Company’s directors’ and officers’ liability insurance policies if the cost thereof does not exceed 250% of the last annual premium (such amount, the “Maximum Premium”) paid by the Company for the Company’s directors’ and officers’ liability insurance policies existing immediately prior to the Closing; provided, that if Purchaser and the Company are unable to obtain the insurance described in the prior clause for an amount equal to or less than the Maximum Premium, then Purchaser or the Company shall obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium and, upon so doing, the obligations under this Section 5.10 shall be deemed satisfied.

(c) The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her legal representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the organizational or similar documents of the Group Companies, by Contract or otherwise. The obligations of Purchaser under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.10 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10).

(d) In the event that (i) Purchaser, the Company or any of their respective successors or assigns (A) consolidates or merges with or into any other Person and is not the continuing or surviving Person of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Purchaser or any of its successors or assigns dissolves the Company, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or the Company shall assume all of the obligations thereof set forth in this Section 5.10.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Group Companies for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to or in substitution for any such claims under such policies.

(f) Purchaser and the Company’s obligations under this Section 5.10 shall continue in full force and effect for a period of six years from the Closing; provided, however, that if any Proceeding (whether arising before, at or after the Closing) is brought against an Indemnitee on or prior to the sixth anniversary of the Closing, the provisions of this Section 5.10 shall, with respect to such Proceeding, continue in effect until the full and final resolution of such Proceeding.

SECTION 5.11 Insurance. Purchaser acknowledges that none of the Group Companies shall be entitled to coverage under any insurance policies maintained by Seller or its Affiliates (other than any such insurance policies maintained directly by Parent or any of its Subsidiaries, including the Group Companies, in each case at Parent or Purchaser’s cost and expense) from and after the Closing.

SECTION 5.12 Confidentiality. From and after the Closing until the second anniversary of the Closing Date, Seller shall, and shall cause its Affiliates and its and their respective officers, directors, employees, agents and representatives to, keep confidential and not disclose to any other Person, or use for their own benefit or the benefit of any other Person, any confidential or non-public information regarding the Group Companies obtained prior to the Closing or obtained in connection with Seller’s access rights under this Agreement. The obligations of Seller under this Section 5.12 shall not apply to information which (i) is or becomes generally available to the public without breach of Seller’s obligations under this Section 5.12 or (ii) is required to be disclosed by applicable Law or any Judgment; provided, however, that in any such case, Seller shall notify Purchaser as early as practicable prior to disclosure to allow Purchaser to take appropriate measures to preserve the confidentiality of such information.

SECTION 5.13 Further Assurances. From time to time, as and when requested by any party hereto, and without further consideration by Purchaser, each other party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions, as such other party may reasonably deem necessary or desirable to consummate the Transactions, including, in the case of Seller, executing and delivering to Purchaser such assignments, deeds, bills of sale and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.

SECTION 5.14 Release. Effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby unconditionally and irrevocably waives any claims that each such Person, in its capacity as a direct or indirect equityholder of any Group Company, has or may have in the future against each Group Company and releases, on its own behalf and on behalf of its successors and assigns, each Group Company and their respective Affiliates, directors and officers, from any and all Proceedings with respect thereto. Seller, on behalf of itself and its Affiliates, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims, and affirms that it is releasing all known or unknown claims that it has or may have against any of the Group Companies, and their respective Affiliates, directors and officers in each case in its capacity as a direct or indirect equityholder of any Group Company.

SECTION 5.15 Cooperation in Financing and Related Matters. After Closing, upon reasonable notice to Seller, Seller shall use its commercially reasonable efforts to provide, and shall use commercially reasonable efforts to cause its directors, officers, employees, consultants, agents, financial advisors, attorneys, accountants or other representatives to use commercially reasonable efforts to provide, Purchaser with such cooperation as may be reasonably required by Purchaser, including (a) to the extent reasonably necessary to allow Purchaser to consummate a securities offering following the Closing or to comply with its obligations under its debt documents; (b) to facilitate Purchaser’s obtaining customary accountants’ comfort letters and consents from KPMG International Cooperative and its Affiliates (“KPMG”), including issuing any customary representation letters in connection therewith to KPMG in connection with the historical financial statements regarding the Company; (c) to provide access to such financial information related directly to the Company as was used in the preparation of the Company’s historical financial statements as shall be reasonably requested by Purchaser, including source records, books, general ledger or operating statements in Seller’s or its Affiliates’ possession; and (d) to the extent reasonably necessary to allow Purchaser to make any filings pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and comply with SEC requirements after the Closing, assist in the preparation of financial statements and other financial data in accordance with GAAP.

SECTION 5.16 Termination of Related Party Contract; Continuing Services. Prior to or at the Closing, Seller and the Company shall, and shall cause Moy Park Limited to, terminate the Management Services Agreement, dated as of September 8, 2016, and as amended on May 8, 2017, by and between Seller and Moy Park Limited, a company organized and existing under the laws of Northern Ireland (the “Management Agreement”) without any further liability, obligation or Losses of or to any of the Group Companies or any of their respective Affiliates (including, following the Closing, Purchaser, Parent and their respective Affiliates). Following the Closing, upon the request of Purchaser, Seller shall, and shall cause any of its applicable Affiliates to, provide to any of the Group Companies any services previously provided to any of the Group Companies under the Management Agreement; provided, that such services shall be performed in accordance with, and subject to, the terms and conditions of the Shared Services Agreement, dated as of January 2, 2017 and effective as of January 1, 2017, by and between Parent and JBS USA Food Company, a Delaware corporation, applied mutatis mutandis.

ARTICLE VI

Indemnification

SECTION 6.01 General Indemnification by Seller. (a) Subject to the terms (including the limitations) set forth in this Article VI, from and after the Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser against, and hold it harmless from, any loss, liability, fine, claim, damage, cost or expense, including reasonable fees and expenses of third party lawyers, accountants and other advisors, and the reasonable costs of investigation, settlement and defense (collectively, “Losses”) suffered or incurred by Purchaser, its Affiliates (including the Group Companies) and each of their respective officers, directors, employees, agents and representatives and their respective successors and assigns (collectively, the “Purchaser Indemnitees”) (other than any Loss relating to Taxes, for which indemnification is provided under Section 6.03) to the extent arising, resulting from or relating to:

(i) any breach or inaccuracy of any representation or warranty made by Seller in this Agreement;

(ii) any breach of any covenant or agreement contained in this Agreement made or to be performed by Seller or any of its Affiliates; and

(iii) any Closing Indebtedness, Closing Transaction Expenses or Closing Change of Control Payments that should have been reflected in the Final Closing Date Amount but were not so reflected.

(b) Seller shall not be required to indemnify Purchaser and shall not have any liability:

(i) under Section 6.01(a)(i) unless the aggregate amount of all Losses for which Seller would, but for this clause (i), be liable thereunder exceeds on a cumulative basis GBP 10,000,000 (the “Deductible”), and then only to the extent of any such excess;

(ii) under Section 6.01(a)(i) for any individual claims until the Loss relating thereto and all other claims relating to the same or similar facts, circumstances, events or transactions exceeds GBP 100,000 (the “Per Claim Threshold”) and then all such amounts (including that below the Per Claim Threshold) shall be deemed a Loss; and

(iii) under Section 6.01(a)(i) in excess of GBP 75,000,000 (the “Cap”); provided, however, that none of the Cap, the Deductible or the Per Claim Threshold shall apply with respect to any claim for indemnification arising out of a breach or alleged breach of a Seller Fundamental Representation; provided further, however, that the cumulative indemnification obligations of Seller with respect to claims under this Agreement (including with respect to any claim for indemnification arising out of a breach or alleged breach of a Seller Fundamental Representation but excluding claims under Section 6.03) shall not exceed the Purchase Price.

(c) For purposes of Section 6.01(a)(i) above, any breach of any representation or warranty made by Seller in this Agreement (and the calculation of Losses arising, resulting from or relating thereto) shall be determined without regard to any materiality qualifications set forth in such representation or warranty, and all references to the terms “material”, “Seller Material Adverse Effect”, “Company Material Adverse Effect” or any similar terms shall be given no effect and shall be disregarded in their entirety for purposes of determining whether such representation or warranty was breached and the amount of Losses arising out of or resulting from any such breach of representation or warranty; provided, however, that notwithstanding the foregoing, the representations and warranties set forth in Section 3.05(d), Section 3.09(a) (for purposes of determining which Contracts are Company Contracts for purposes of this Agreement), Section 3.15 and the second sentence of Section 3.16 shall remain so qualified by the terms “material”, “Seller Material Adverse Effect”, “Company Material Adverse Effect” or any similar terms, as applicable.

(d) Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 7.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Purchaser, on behalf of itself and each other Purchaser Indemnitee, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims under this Agreement shall be pursuant to the indemnification provisions set forth in this Article VI. Notwithstanding the foregoing, nothing contained in this Section 6.01(d) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Purchaser may have the right to pursue a claim for indemnification under Article VI with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Purchaser be entitled to receive indemnification for Losses (or Taxes) to the extent that any item is reflected in the calculation of Closing Working Capital and therefore reflected in the calculation of the Final Closing Date Amount.

SECTION 6.02 General Indemnification by Purchaser. (a) Subject to the terms (including the limitations) set forth in this Article VI, from and after the Closing, Purchaser shall indemnify Seller against, and hold it harmless from, any Loss suffered or incurred by Seller, its Affiliates and each of their respective officers, directors, employees, agents and representatives and their respective successors and assigns (collectively, the “Seller Indemnitees”) (other than any Loss relating to Taxes, for which indemnification is provided under Section 6.03) to the extent arising, resulting from or relating to:

(i) any breach or inaccuracy of any representation or warranty made by Purchaser in this Agreement; and

(ii) any breach of any covenant or agreement contained in this Agreement made or to be performed by Purchaser or any of its Affiliates (including the Group Companies solely with respect to periods following the Closing).

(b) Purchaser shall not be required to indemnify Seller and shall not have any liability:

(i) under Section 6.02(a)(i) unless the aggregate amount of all Losses for which Purchaser would, but for this clause (i), be liable thereunder exceeds on a cumulative basis the Deductible, and then only to the extent of any such excess;

(ii) under Section 6.02(a)(i) for any individual claims until the Loss relating thereto and all other claims relating to the same or similar facts, circumstances, events or transactions exceeds the Per Claim Threshold, and then all such amounts (including that below the Per Claim Threshold) shall be deemed a Loss; and

(iii) under Section 6.02(a)(i) in excess of the Cap; provided, however, that none of the Cap, the Deductible, or the Per Claim Threshold shall apply with respect to any claim for indemnification arising out of a breach or alleged breach of a Purchaser Fundamental Representation; provided further, however, that the cumulative indemnification obligations of Purchaser with respect to claims under this Agreement (including with respect to any claim for indemnification arising out of a breach or alleged breach of a Purchaser Fundamental Representation) shall not exceed the Purchase Price.

(c) Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 7.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Seller, on behalf of itself and each of its Affiliates, agrees that its sole and exclusive remedy after the Closing with respect to any and all claims under this Agreement shall be pursuant to the indemnification provisions set forth in this Article VI. Notwithstanding the foregoing, nothing contained in this Section 6.02(c) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Seller may have the right to pursue a claim for indemnification under Article VI with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Seller be entitled to receive indemnification for Losses (or Taxes) to the extent that any item is reflected in the calculation of Closing Working Capital and therefore reflected in the calculation of the Final Closing Date Amount.

(d) For the avoidance of doubt, nothing in this Article VI shall limit the rights of Seller or any of its Affiliates, or of any director, officer, employee or agent of any such Person, in each case in such Person’s capacity as a direct or indirect equityholder, or as a director, officer, employee or agent, of Purchaser or any of its Affiliates (from and after Closing), or limit the obligations of any such Person to Purchaser or any of its Affiliates (from and after Closing) in such capacity.

SECTION 6.03 Tax Indemnification. (a) Subject to the terms (including the limitations) set forth in this Article VI, from and after the Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser against, and hold it harmless from any Loss or Tax incurred by a Purchaser Indemnitee to the extent arising out of, resulting from or relating to:

(i) Taxes imposed on or payable by or on behalf of the Group Companies: (A) for any Pre-Closing Tax Period; or (B) which arise as a result or in respect of the Transactions or Closing (including any Tax arising as a result of a Group Company ceasing to be treated as a member of a group of companies for Tax purposes), in each case to the extent in excess of any such Taxes included as a Current Liability in the calculation of Working Capital;

(ii) Taxes resulting from any breach of any covenant or agreement relating to Taxes contained in this Agreement made or to be performed by Seller or any of its Affiliates;

(iii) Taxes of a third party for which any Group Company becomes liable as a result of being or having been a member of a group with (or otherwise connected with or associated with for any Tax purpose) such third party for Tax purposes before the Closing;

(iv) Taxes of a third party for which any Group Company becomes liable as a result of any obligation to indemnify any other person, or any successor or transferee liability, in each case to the extent such Taxes related to an event or transaction occurring before the Closing; and

(v) any Specified Tax Matter,

provided that notwithstanding anything to the contrary in this Agreement, Seller shall not be liable under this Section 6.03 for any Taxes (or Losses resulting from such Taxes) to the extent any such Taxes (or Losses) (1) are described in Section 6.03(b), (2) are attributable to a change in applicable Law (including an increase in rates of Tax) or change in any practice of any Taxing Authority, in each case that is announced after the Closing Date, (3) arise as a result of any action taken or omitted to be taken by Purchaser or any of its Affiliates (including, after the Closing Date, the Group Companies) (other than any such action or omission that is (i) required by this Agreement, (ii) taken or omitted in the ordinary course of a Group Company’s business, (iii) taken or omitted pursuant to a binding commitment created on or before the Closing, (iv) taken or omitted at the request of Seller or (v) required by applicable Law) or any change after the Closing in the nature or conduct of the trade or business of any Group Company or (4) can be reduced or offset by any Tax deductions, credits or similar attributes available to the Group Companies as of the Closing and not taken into account in calculating Closing Working Capital (other than any Tax deductions, credits or attributes in respect of which a payment is made to Seller pursuant to Section 5.04(c) or Section 5.04(d)).

(b) Subject to the terms (including the limitations) set forth in this Article VI, from and after the Closing, Purchaser shall indemnify Seller against, and hold it harmless from any Loss or Tax incurred by a Seller Indemnitee to the extent arising out of, resulting from or relating to:

(i) Taxes imposed on or payable by or on behalf of the Group Companies for any Post-Closing Tax Period other than Taxes described in Section 6.03(a)(i)(B) and Section 6.03(a)(iv);

(ii) Taxes resulting from any breach of any covenant or agreement relating to Taxes contained in this Agreement made or to be performed by Purchaser or any of its Affiliates (including the Group Companies solely with respect to periods following the Closing); and

(iii) Transfer Taxes for which Purchaser is responsible pursuant to Section 5.05.

(c) In the case of any Straddle Period:

(i) real, personal and intangible property Taxes imposed on a periodic basis without regard to income, gross receipts, payroll, sales or any specific transaction or event (“Property Taxes”) of any Group Company for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of all calendar days in the Straddle Period; and

(ii) Taxes of any Group Company (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if a relevant taxable period ended as of the close of business on the Closing Date.

(d) Any indemnity obligation for Taxes to be made pursuant to this Section 6.03 shall be paid within 30 Business Days after Purchaser or Seller, as applicable, makes written demand upon the other party claiming it is entitled to indemnification under this Section 6.03, but in no case earlier than five Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Taxing Authority.

SECTION 6.04 Calculation of Losses; Mitigation. (a) The amount of any Loss (or Tax) for which indemnification is provided under this Article VI shall be net of any amounts actually recovered by the indemnified party under insurance policies or otherwise with respect to such Loss (or Tax) (net of the reasonable, out-of-pocket costs of investigation and collection) and shall be reduced to take account of any Tax benefit actually realized as a result of the incurrence or payment of the applicable Loss (or Tax) as a reduction in cash Taxes paid by the indemnified party (or, in the case of Purchaser, any Group Company) in the taxable year in which the applicable Loss (or Tax) is incurred and increased to take account of any Tax cost incurred by the indemnified party as a result of the receipt of any indemnification payment hereunder, determined on a with and without basis. The amount of the Loss (or Tax) arising out of any item included as a liability in calculating Closing Working Capital, if any, shall be calculated net of the amount so included. To the extent that any amount is recovered by any indemnified party under an insurance policy or any other source of indemnification is realized after the date that an indemnity payment is made hereunder, then such indemnified party shall pay to the indemnifying party such amounts (net of associated reasonable out-of-pocket costs) no later than five days after such proceeds are received (but not to exceed the amount of the indemnity payment).

(b) Notwithstanding anything to the contrary herein or provided under applicable Law, Losses indemnifiable pursuant to this Article VI shall not include Losses that are in the nature of punitive, incidental, consequential, special, treble or indirect damages or damages based on any multiple, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity, in each case of any kind or nature, regardless of the form of action through which any of the foregoing are sought, in each case except to the extent (x) in the case of consequential damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity, any such Losses are reasonably foreseeable to the indemnifying party or (y) any such Losses are awarded and paid by an indemnified party with respect to a Third Party Claim.

(c) Purchaser and Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by using commercially reasonable efforts to mitigate any Loss for which indemnification is sought under this Agreement; provided, however, that the reasonable out-of-pocket costs of such mitigation shall constitute Losses for purposes of this Agreement. In the event that Purchaser or Seller shall fail to use such commercially reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person for any loss, liability, claim, damage or expense that would reasonably be expected to have been avoided if Purchaser or Seller, as the case may be, had made such efforts.

SECTION 6.05 Tax Treatment of Indemnification. Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price, except as otherwise required by applicable Law or a good faith resolution of a Tax Claim.

SECTION 6.06 Termination of Indemnification. The obligations to indemnify and hold harmless any party (a) pursuant to Section 6.01(a)(i) or Section 6.02(a)(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 6.09, (b) pursuant to Section 6.01(a)(ii) or Section 6.02(a)(ii) shall terminate when the applicable covenant or agreement terminates pursuant to Section 6.09, (c) pursuant to Section 6.01(a)(iii) shall terminate on April 30, 2018 and (d) pursuant to Section 6.03 shall terminate upon the date that is 60 days after the expiration of the applicable statute of limitations (as the same may be extended); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, delivered a notice of such claim in writing (stating in reasonable detail the basis of such claim) pursuant to Section 6.07 or Section 6.08 to the party to be providing the indemnification.

SECTION 6.07 Indemnification Procedures for Other Than Tax Claims.

(a) Third Party Claims. In order for a Person (the “indemnified party”) to be entitled to any indemnification provided for under Section 6.01 or Section 6.02 in respect of, arising out of or involving a claim made by any third Person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the party required to provide indemnification therefor (the “indemnifying party”) in writing (and in reasonable detail) of the Third Party Claim within 15 Business Days after receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give, or delaying in giving, such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, promptly following the indemnified party’s receipt thereof, copies of all written notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim; provided, however, that failure to provide, or delay in providing, such copies shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure.

(b) Assumption. If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party that is reasonably acceptable to the indemnified party; provided that the indemnifying party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal or quasi-criminal Proceeding, (ii) the Third Party Claim principally seeks an injunction or equitable relief against any indemnified party, (iii) the Third Party Claim when taken together with all other unresolved Third Party Claims has resulted, or would reasonably be expected to result in, Losses in excess of the Cap, (iv) the Third Party Claim would reasonably be expected to have a material adverse effect on the indemnified party’s business or relates to its customers, suppliers, vendors or other service providers or (v) the indemnifying party has failed or is failing to defend or prosecute in good faith the Third Party Claim. Should the indemnifying party so elect in writing to assume the defense of a Third Party Claim, (x) the indemnifying party shall defend such Third Party Claim in good faith and (y) the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, that if on the advice of counsel to the indemnified party, (1) there are legal defenses available to an indemnified party that are different from or additional to those available to the indemnifying party; or (2) there exists reasonable likelihood of a conflict of interest between the indemnifying party and the indemnified party, the indemnifying party shall be liable for the reasonable fees and expenses of counsel to the indemnified party in each jurisdiction for which the indemnified party determines counsel is required. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, subject to the immediately preceding sentence, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim as provided above). If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall reasonably cooperate in the defense or prosecution thereof upon the request of, and at the sole cost and expense of, the indemnifying party. Such cooperation shall include the retention of, and upon the indemnifying party’s written request, the provision of, records and information that are reasonably relevant to such Third Party Claim (which shall be subject to Section 5.07 and Section 5.12). Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge such Third Party Claim without the indemnifying party’s prior written consent (not to be unreasonably withheld, conditioned or delayed). If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms (i) involves only money damages and does not seek an injunction, equitable relief or other nonmonetary relief against any indemnified party, including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the indemnified party, (ii) contains an unconditional release of each indemnified party with respect to such Third Party Claim, (iii) includes no finding or admission of fault or misconduct by any indemnified party, and (iv) obligates the indemnifying party to pay the full amount of the liability in connection therewith (regardless of the Cap) (a settlement, compromise or discharge meeting all requirements of clauses (i) through (iv), a “Specified Settlement”); provided, however, that the indemnifying party shall not, without prior written consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third Party Claim except if such settlement, compromise or offer is a Specified Settlement.

(c) If the indemnifying party is not entitled to, or does not elect to, assume or control the defense of a Third Party Claim, (i) the indemnified party shall have the right to conduct such defense, and (ii) the indemnified party may only consent to entry of any judgment upon, or settle, compromise or discharge any such Third Party Claim, with the prior written consent of the indemnifying party (which consent shall not to be unreasonably withheld, conditioned or delayed).

(d) Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 6.01 or Section 6.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall promptly deliver written notice of such claim (describing such claim in reasonable detail) to the indemnifying party. Subject to Section 6.06 and Section 6.09, the failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 6.01 or Section 6.02, except to the extent that the indemnifying party shall have been prejudiced as a result of such failure. If the indemnifying party does not notify the indemnified party within 30 calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 6.01 or Section 6.02, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 6.01 or Section 6.02 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

(e) Tax Claims shall be governed by Section 6.08 and not by this Section 6.07.

SECTION 6.08 Indemnification Procedures for Tax Claims. (a) If a claim shall be made by any Taxing Authority, which, if successful, might result in an indemnity payment to any indemnified party pursuant to Section 6.03 (or if an indemnified party becomes aware of any matter that may give rise to such a claim), the indemnified party shall promptly (and in any event within 15 Business Days of receipt of written notice of such claim) notify the indemnifying party in writing of such claim or matter (a “Tax Claim”); provided, however, that failure to give, or delay in giving, such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure.

(b) With respect to any Tax Claim relating solely to Taxes of any Group Company for a Pre-Closing Tax Period, Seller shall control (at its sole expense) all Proceedings taken in connection with such Tax Claim (including selection of counsel) but Purchaser shall have the right to participate in such Proceeding at its own expense, and Seller shall not be able to settle, compromise and/or concede any portion of such Tax

Claim that is reasonably likely to affect the Tax liability of any Group Company or Purchaser or any of their Affiliates for any Post-Closing Tax Period without the consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); provided, that, that if Seller fails to assume control of the conduct of any such Proceeding within a reasonable period following the receipt by Seller of notice of such Tax Claim, Purchaser shall have the right to assume control of such Proceeding and shall be able to settle, compromise and/or concede such Tax Claim in its sole discretion. Seller and Purchaser shall jointly control (at each party’s sole expense) all Proceedings taken in connection with any Tax Claim relating solely to Taxes of any Group Company for a Straddle Period.

(c) To the extent reasonably requested by Seller and at Seller’s sole cost and expense in the case of reasonable out-of-pocket costs and expenses, Purchaser shall, and shall cause the applicable Group Company to, cooperate with Seller in contesting any Tax Claim, which cooperation shall to the extent reasonably practicable include the retention (and upon Seller’s reasonable request the provision to Seller) of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at Proceedings relating to such Tax Claim.

(d) Purchaser shall not be required to take, and shall not be required to cause the applicable Group Company to take, any action pursuant to Section 6.08(b) or (c):

(i) if Purchaser or the Group Company or any person connected with any of them reasonably considers such action would be unlawful;

(ii) unless Seller indemnifies Purchaser and the Group Companies to Purchaser’s reasonable satisfaction against any Losses which may be incurred; or

(iii) where such action involves an appeal to a judicial body, unless Seller has obtained the opinion of leading Tax counsel (being counsel reasonably acceptable to Purchaser) that there is a reasonable prospect that the appeal will succeed.

(e) No Purchaser Indemnitee shall settle or otherwise compromise any Tax Claim relating solely to Taxes of any Group Company for a taxable period that ends on or before the Closing Date without prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed) unless Seller fails to assume control of any Proceeding in connection with such Tax Claim and Purchaser assumes such control pursuant to Section 6.08(b). Neither party shall settle a Tax Claim relating solely to Taxes of any Group Company for a Straddle Period without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that Purchaser may settle such a Tax Claim without Seller’s prior written consent in the event that Seller fails to assume control of any Proceeding in connection with such Tax Claim and Purchaser assumes such control pursuant to Section 6.08(b).

SECTION 6.09 Survival of Representations and Covenants. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing as follows: (a) the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing until the date that is 60 days after expiration of the applicable statute of limitations (as may be extended); (b) the representations and warranties in Section 3.11 shall not survive the Closing; (c) the representations and warranties in Section 3.18 shall survive the Closing until the date that is 36 months after the Closing Date, (d) the representations and warranties in Article II, Article III and Article IV (other than the Seller Fundamental Representations, the Purchaser Fundamental Representations and the representations and warranties in Section 3.11 and Section 3.18) shall survive the Closing until April 30, 2019; and (e) the covenants and agreements of the parties contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date, except for those covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, which covenants shall survive in accordance with their terms.

ARTICLE VII

General Provisions

SECTION 7.01 Amendments and Waivers. This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the party against whom such amendment or waiver shall be enforced. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such other right, power or remedy or to demand such compliance.

SECTION 7.02 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of Law in connection with a merger or consolidation of such party) without the prior written consent of the other parties; provided, however, that Purchaser may assign, in its sole discretion, all of its rights, interests and obligations hereunder to as collateral security to any lender to Purchaser or to an Affiliate of Purchaser, but (i) no such assignment shall relieve Purchaser of its obligations hereunder, (ii) any such assignment shall not be taken into account for purposes of calculating any increase to an indemnity payment under Section 6.04 and (iii) if Purchaser’s assignee is required to withhold any amounts under Section 1.05 from any amounts payable to Seller or any of its Affiliates as a result of any such assignment, Purchaser’s assignee shall pay to Seller or such Affiliate such additional amounts as are required so that Seller or such Affiliate receives the same amount it would have received had no such withholding been made, except to the extent such withholding would have been required had Purchaser made such payments. Any attempted assignment in violation of this Section 7.02 shall be void.

SECTION 7.03 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their permitted assigns, any legal or equitable rights or remedies hereunder; provided, however, that each of this Section 7.03 and Article VI is intended to be for the benefit of, and be enforceable by, the Purchaser Indemnitees and the Seller Indemnitees, as applicable; provided further, however, that each of this Section 7.03 and Section 5.10 is intended to be for the benefit of, and be enforceable by, the Indemnitees.

SECTION 7.04 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, sent by facsimile, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand, facsimile or email, or if mailed, three calendar days after mailing (or one Business Day in the case of express mail or overnight courier service) (provided that if sent by email or facsimile, a copy shall promptly be sent by postage prepaid, by registered, certified or express mail or overnight courier service), as follows:

(i)	if to Purchaser or Parent,

Pilgrim’s Pride Corporation

1770 Promontory Circle

Greeley, Colorado 80634-9038

United States of America

Attention: Chief Financial Officer

Email: fabio.sandri@pilgrims.com

Fax No.: +1 970 336 6167

with a copy to (which copy alone shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

United States of America

Attention: Scott A. Barshay, Esq.

 Steven J. Williams, Esq.

 David Klein, Esq.

Email: sbarshay@paulweiss.com

    swilliams@paulweiss.com

    dklein@paulweiss.com

Fax No.: +1 212 492 0040

(ii)	if to Seller or, on or prior to the Closing Date, the Company,

JBS S.A.

Avenida Marginal Direita do Tietê, 500

Vila Jaguara, CEP 05118-100

São Paulo

Brazil

Attention: Wesley Mendonca Batista

Email: wbatista@jbs.com.br

Copy to: juridicosocietario@jbs.com.br

with a copy to (which copy alone shall not constitute notice):

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

United Kingdom

Attention: David Mercado, Esq.

  O. Keith Hallam, III, Esq.

Email: dmercado@cravath.com

          khallam@cravath.com

Fax No.: +44 20 7860 1150

(iii)	if to the Company, after the Closing Date,

Granite Holdings S.à r.l.

8-10 avenue de la Gare

L-1610 Luxembourg

Attention: Jose Jardim

Email: Jose.Jardim@jbs.lu

with a copy to (which copy alone shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

United States of America

Attention: Scott A. Barshay, Esq.

  Steven J. Williams, Esq.

  David Klein, Esq.

Email: sbarshay@paulweiss.com

  swilliams@paulweiss.com

  dklein@paulweiss.com

Fax No.: +1 212 492 0040

SECTION 7.05 Right to Specific Performance. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.14, this being in addition to any other remedy to which any party is entitled at Law or in equity. The right to specific enforcement shall include the right of Seller to cause Purchaser to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties hereto further agree to (a) waive any requirement for the security or posting of any bond in connection with any such equitable remedy and (b) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy. The parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the parties hereto would not have entered into this Agreement. In the event that a court of competent jurisdiction enters a binding and non-appealable order or similar requirement resulting in rescission or a similar remedy with respect to the transactions contemplated by this Agreement, the parties agree that (notwithstanding any indemnification obligations or any other provision in this agreement), they will take any and all such actions such that the result of such remedy is equitable to both parties.

SECTION 7.06 Interpretation; Exhibits and Schedules; Certain Definitions. (a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. Unless the context expressly requires otherwise: (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) all accounting terms not specifically defined herein shall be construed in accordance with IFRS, (vii) this Agreement shall be deemed to have been drafted by Purchaser, Seller and Company, and this Agreement shall not be construed against any party as the principal draftsperson hereof or thereof, (viii) all references or citations in this Agreement to Laws shall, when the context requires, be considered citations to such successor Laws, (ix) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, (x) the word “or” shall not be exclusive, (xi) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (xii) references to “the ordinary course of business” shall mean the ordinary course of business consistent with past practices of such Person, both in terms of the action taken (or action not taken) and degree and manner of such action taken, (xiii) the phrases “provided”, “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties, including in the case of “made available” to Purchaser prior to Closing, material that has been posted in the “data room” (virtual) hosted by smartroom and established by Seller or its representatives and to which, and to the extent to which, Purchaser and its representatives have had continuing access and (xiv) for purposes of calculating the Initial Closing Date Amount and the Final Closing Date Amount, each of Estimated Cash, Estimated Working Capital, Estimated Indebtedness, Estimated Transaction Expenses, the Estimated Change of Control Payments, Closing Cash, Closing Working Capital, Closing Indebtedness, Closing Transaction Expenses and the Closing Change of Control Payments shall be converted from GBP into USD at an exchange rate of 1.3099.

(b) For all purposes hereof:

“Accounting Principles” means (i) the accounting practices, principles, policies, procedures and methodologies used in the preparation of the MPHE Financial Statements and (ii) to the extent not covered by the foregoing clause (i), IFRS in effect as of June 30, 2017. All amounts shall be calculated and expressed in GBP.

“Actual Fraud” means actual and intentional fraud with respect to the representations and warranties expressly set forth in this Agreement that is committed by the party making such representations or warranties.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For all purposes of this Agreement, (a) Parent and its Subsidiaries (including, after the Closing, the Group Companies) shall be deemed not to be Affiliates or Subsidiaries of any member of the Seller Group and (b) each member of the Seller Group (including, with respect to periods prior the Closing, the Group Companies) shall be deemed not to be an Affiliate of Parent and its Subsidiaries (including, after the Closing, the Group Companies).

“Benefit Agreement” means any employment, deferred compensation, severance, change of control, retention, or similar agreement between any Group Company, on the one hand, and any Participant, on the other hand, other than any such agreement mandated by applicable Laws.

“Benefit Plan” means any compensation, bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, stock ownership, equity-based compensation, paid time off, perquisite, fringe benefit, vacation, change of control, severance, retention, disability, death benefit, hospitalization, medical, welfare benefit or other plan, program, policy, arrangement, agreement or understanding sponsored, maintained or contributed to by any Group Company, in each case, providing benefits to any Participant or any of their respective dependents, but not including (i) any Benefit Agreement or (ii) any compensation or benefit plan, program, policy, agreement, arrangement or understanding mandated by applicable Laws.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, London, Belfast or Luxembourg are authorized or obligated by applicable Law or executive order to close.

“Cash” means, with respect to the Group Companies, (i) cash in hand, bank balances, term deposits and cash on deposit (including uncleared checks or drafts received or deposited for the account of any Group Company), (ii) short-term investments that are readily convertible to cash, including short-term deposits with original maturities of three months or less, demand deposits, savings accounts, certificates of deposit, money market funds, U.S. treasury bills and other highly liquid marketable securities and (iii) credit card collections in hand, but excluding (x) any amounts required to cover uncleared checks or drafts issued by any Group Company (to the extent a corresponding amount has been released from accounts payable) and (y) any amounts held in escrow or trust for any other Person.

“Change of Control Payments” means the aggregate amount of (i) all “change of control”, bonus, retention or other similar payments that are payable or reimbursable by any Group Company to any employee, officer or director of any Group Company or any member of the Seller Group solely as a result of the consummation of the Transactions (and not conditioned upon any other event that has not yet occurred) and (ii) any severance or similar obligations that become due and payable solely as a result of the execution of this Agreement or the consummation of the Transactions, in each case, together with any employer-paid portion of any employment and payroll Taxes (including social security or similar contributions) related thereto; provided, however, that in no event shall any payments (whether change of control, bonus, retention or otherwise, and the employer-paid portion of any employment or payroll Taxes (including social security or similar contributions) related thereto) made pursuant to an offer letter or other agreement or arrangement adopted or entered into by Purchaser (or by the Group Companies at the written direction of Purchaser) whether prior to, on or following the date of this Agreement be considered Change of Control Payments or otherwise reflected as a liability of any Group Company in calculating Working Capital hereunder. For the avoidance of doubt, the amounts calculated in (i) and (ii) above, shall be the amounts payable before any withholding required by Law to be deducted from such amounts.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property owned by the Group Companies.

“Company Material Adverse Effect” means a material adverse effect (a) on the business, operations, financial condition or results of operations of the Group Companies, taken as a whole, or (b) on the ability of the Company to consummate the Transactions; provided, however, that the effects of any of the following shall not, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, any such material adverse effect under clause (a) above: (i) any change or prospective change in applicable Law, UK GAAP, IFRS or any applicable accounting standards or any interpretation thereof or any change or prospective change in the interpretation or enforcement of any of the foregoing, (ii) general economic, political, social, regulatory or business conditions or changes therein (including the commencement, continuation or escalation of war, terrorism, armed hostilities or national or international calamity) or the conditions of any credit, financial or capital markets, (iii) financial and capital markets conditions, including interest rates, and any changes therein, (iv) currency exchange rates, and any changes therein, (v) any change generally affecting the industry in which the Group Companies operate, (vi) the compliance with the terms of this Agreement or the taking of any action required, or in accordance with, this Agreement, (vii) any act of God, weather-related event, natural disaster, pandemic, force majeure event or other similar event, (viii) any act of terrorism or change in geopolitical conditions, or (ix) any failure of the business of Seller or any Group Company, as the case may be, to meet any projections, forecasts, estimates, budgets, milestones or financial or operational predictions (provided that clause (ix) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); provided that the exceptions in clauses (i), (ii), (iii), (v) and (vii) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence or state of facts has a disproportionate impact on the Group Companies, taken as a whole, relative to other participants in the industry in which the Group Companies operate (in which case the incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Current Assets” means, as determined in accordance with the Accounting Principles, the consolidated total current assets of the Group Companies, but excluding (x) Cash and (y) current and deferred corporate income Tax assets.

“Current Liabilities” means, as determined in accordance with the Accounting Principles, the consolidated total current liabilities of the Group Companies, but excluding (w) Indebtedness, (x) Transaction Expenses, (y) the Change of Control Payments and (z) current and deferred corporate income Tax liabilities.

“Environmental Laws” means any and all applicable Laws and Judgments issued, promulgated or entered into by or with any Governmental Entity relating to pollution, protection of human health and safety (including as such relates to exposure to, management or emission of Hazardous Substances, or workplace safety) or the environment, or preservation or reclamation of natural resources; provided, however, that “Environmental Laws” shall not include any Food Safety Laws or other Laws relating to product liability.

“Equity Interest” means (a) any share capital, shares, interests, participations or other equivalents (however designated) of capital stock or registered capital of a corporation, (b) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests, and (c) outstanding rights, warrants, options, or Contracts that call for (whether contingent or otherwise) the creation, authorization, allotment, issue, transfer, redemption, repayment, sale, disposal, exchange or conversion (including an option or right of pre-emption) at any time of any equity interests of a Person (or any rights or interests therein), or to make payments to any other Person in an amount that derives its value from equity interests of a Person, including any rights of first refusal, anti-dilutive rights, options, purchase options, warrants, subscriptions, rights, calls, “co-sale” rights, “drag-along” rights, derivative contracts, forward sale contracts, conversion rights, exchange rights, equity appreciation rights, phantom equity rights, profit participation rights, or registration rights or other similar commitments or agreements relating thereto.

“Estimated Working Capital” means an amount equal to GBP 50,800,000.

“Final Closing Date Amount” means an amount equal to:

(i)	the Purchase Price; plus

(ii)	Closing Cash; plus

(iii)	Closing Working Capital; minus

(iv)	Estimated Working Capital; minus

(v)	Closing Indebtedness; minus

(vi)	Closing Transaction Expenses; minus

(vii)	the Closing Change of Control Payments.

“Food Authority” means any Governmental Entity responsible for the regulation of food products or the enactment, adoption, promulgation or enforcement of Food Safety Laws, including the Food Standards Agency and the European Food Safety Authority.

“Food Safety Laws” means all applicable Laws relating to food safety, food sanitation or the use, manufacture, packaging, storage, labeling, distribution, marketing, advertising or sale of any food product, including the Food Safety Act 1990, as amended, the Food Safety (Northern Ireland) Order 1991, as amended, and Regulation (EC) No. 178/2002.

“GBP” or “£” means the lawful currency of the United Kingdom.

“Hazardous Substances” means any petrochemical or petroleum distillate or by-product, any radioactive material, or any other chemical, material or substance defined, classified or regulated as a “greenhouse gas”, as “hazardous” or “toxic,” or as an environmental “contaminant,” “pollutant,” “waste” or words of similar meaning and regulatory effect.

“IFRS” means International Financial Reporting Standards, as adopted by the European Union, consistently applied.

“Indebtedness” means, as determined in accordance with the Accounting Principles (to the extent applicable), without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, fees, expenses, breakage costs or penalties payable as a result of the consummation of the Transactions assuming all outstanding Indebtedness is repaid at the election of the Group

Companies (including by exercising any “call” rights thereunder on the Closing Date)) arising under, any obligations of the Group Companies consisting of (i) indebtedness for borrowed money, (ii) obligations with respect to bonds, notes, debentures or other similar instruments or by letters of credit (but only to the extent drawn), bank guarantees and bankers’ acceptances, whether or not matured, (iii) purchase money obligations, conditional sale obligations, obligations under any title retention agreement and all other obligations relating to the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (iii) capitalized lease or finance lease obligations, (iv) obligations in respect of amounts outstanding under overdraft or similar lines, (v) all obligations pursuant to securitization or factoring programs or arrangements, (vi) all obligations or undertakings to maintain or cause to be maintained the financial position or covenants of third parties, (vii) guarantees of obligations of the type described in the foregoing clauses of any other Person and (viii) obligations of any other Person of the type described in the foregoing clauses that are secured by a Lien on any asset or property of any Group Company, the amount of any such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured. For the avoidance of doubt, Indebtedness shall not include any liabilities in respect of or relating to Taxes, any deferred Tax liabilities and any reserves for contingent Taxes.

“Initial Closing Date Amount” means an amount equal to:

(i)	the Purchase Price; plus

(ii)	Estimated Cash; minus

(iii)	Estimated Indebtedness; minus

(iv)	Estimated Transaction Expenses; minus

(vii)	the Estimated Change of Control Payments.

“Intellectual Property” means the following, in any and all countries: (i) patents and patent applications, utility models and utility model applications, and design patents and design patent applications; (ii) Trademarks; (iii) internet domain names; (iv) copyrights, applications and registrations therefor; (v) Trade Secrets; and (vi) rights in databases and database rights.

“Interest Rate” means a rate per annum equal to the three (3)-month London Interbank Offered Rate (as administered by the ICE Benchmark Administration, or any other Person that takes over the administration of such rate) on the date such payment was required to be made (or if no quotation for three (3)-month London Interbank Offered Rates is available for such date, on the next preceding date for which such quotation is available), plus 250 basis points.

“Knowledge” means, with respect to Seller, the knowledge of the individuals listed in Section 7.06(b)(i) of the Seller Disclosure Letter after having made reasonable inquiry of those employees of the Group Companies primarily responsible for the relevant matters, but without further investigation by such individuals.

“Liens” means any mortgages, liens, security interests, charges, pledges or similar encumbrances of any kind.

“Luxembourg Company Law” means the Luxembourg law dated August 10, 1915 concerning commercial companies, as amended.

“Participant” means any current or former employee or officer of any Group Company.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, and Liens of lessors over assets owned by them and leased to a third party, (ii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes, assessments or other governmental charges that are not due and payable and that may be paid without penalty, or that are being contested in good faith by appropriate Proceedings; provided that in either case appropriate reserves in respect of the same are reflected in the financial statements of the relevant Group Company in accordance with the applicable Accounting Principles, (iv) Liens of lessors set forth in the leases for the Leased Real Property that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the business of the Group Companies as conducted since the date of the MPHE Balance Sheet, (v) easements, covenants, rights-of-way and other similar restrictions of record or any conditions that may be shown by a current, accurate survey or physical inspection of any Company Real Property that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the business of the Group Companies as conducted since the date of the MPHE Balance Sheet, (vi) zoning, building, land use and other similar restrictions that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the business of the Group Companies as conducted since the date of the MPHE Balance Sheet, (vii) Liens that have been placed by any developer, landlord or other third party either on any Leased Real Property or on property over which any Group Company has easement rights, or any subordination or similar agreements relating thereto that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the business of the Group Companies as conducted since the date of the MPHE Balance Sheet, (viii) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (ix) Liens that will be released at or prior to the Closing and (x) other imperfections of title or encumbrances that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the business of the Group Companies as conducted since the date of the MPHE Balance Sheet.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) that ends on or before the Closing Date.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02 and Section 4.09.

“Reference Time” means 11:59 p.m. (London time) on the day immediately preceding the Closing Date.

“Release” means any disposal, discharge, emission, injection, spill, leaking, leaching, pumping, dumping, emptying, or disposal on, into or under any land, soil, surface water, groundwater or ambient air.

“Sanctions” means any economic sanctions, trade restrictions or export controls administered or enforced by the governments of the United States, or Canada, the United Nations, the European Union, or Her Majesty’s Treasury or by the United Nations Security Council.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by Seller to Purchaser prior to the execution hereof.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.01, Section 2.02, Section 2.04, Section 2.05, Section 3.01(a), Section 3.02 (other than the last two sentences of Section 3.02(b)), Section 3.03, Section 3.15(b)(ii), Section 3.22 and Section 3.24.

“Seller Group” means Seller and each of its Affiliates, other than Parent and its Subsidiaries.

“Senior Employee” means the Chief Executive of Moy Park Holdings (Europe) Limited and her direct reports or a current employee of any Group Company who is paid an annual base salary of £250,000 per annum or higher.

“Solvent” when used with respect to any Person, means that, as of any date of determination (A) the amount of the “fair saleable value” of the assets of such Person, as of such date, exceeds (1) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (B) such Person has adequate capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (C) such Person is able to pay its liabilities, including contingent and other liabilities, as they mature.

“Specified Tax Matters” shall have the meaning set forth in Section 7.06(b)(ii) of the Seller Disclosure Letter.

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subordinated Promissory Note” means a subordinated promissory note duly executed by each of Purchaser and Parent in the form attached hereto as Exhibit A.

“Subsidiary” of any Person means any other Person of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Tax” means any and all forms of taxation, imposts and social security contributions and all duties, levies and rates in the nature of taxes imposed by any Governmental Entity or required by any Governmental Entity to be collected or withheld (including such amounts required to be deducted or withheld from or accounted for in respect of any payment), including charges, together with any related interest, penalties and other additional amounts relating to any of the foregoing or to any late or incorrect Tax Return in respect of any of them.

“Tax Return” means any return, report, declaration, claim for refund, declaration of estimated tax payments or information return or any other document, including any amendment of (and any related or supporting information with respect to) any of the foregoing, filed or to be filed or required to be filed with any Taxing Authority in connection with any Tax.

“Taxing Authority” means any Governmental Entity exercising Tax regulatory authority or otherwise imposing Tax.

“Trademarks” means any trademarks, tradenames, servicemarks, in each case whether registered or unregistered, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor.

“Trade Secrets” means any trade secrets, rights in know-how and other proprietary or confidential information.

“Transaction Expenses” means, without duplication, whether or not accrued (in each case, including on a contingent basis) at or prior to the Closing, all fees, commissions, costs and expenses incurred (or reimbursable) by the Group Companies, regardless of when payable (including the fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Group Companies or the Seller Group, including those set forth on Section 3.24 of the Seller Disclosure Letter), arising out of or in connection with the negotiation and execution of this Agreement and the consummation of the Transactions. For the avoidance of doubt, Transaction Expenses: (a) shall not include (x) any amounts payable to directors, officers, consultants or employees of any Group Company as a result of any actions taken by Purchaser of any of its Affiliates at or following the Closing or (y) any fees, costs or expenses incurred by Purchaser or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser); and (b) shall include the portion of Transfer Taxes payable by Seller pursuant to Section 5.05.

“Transfer Taxes” means all transfer, documentary, sales, value added, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties, interest and additions thereto).

“UK Bribery Act” means the Bribery Act 2010, as amended.

“UK GAAP” means generally accepted accounting practice in the United Kingdom.

“USD” or “$” means the lawful currency of the United States of America.

“VAT” means value added tax levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and goods and services tax.

“Waiver Letter” means the waiver letter, dated on or about the date of this Agreement, delivered by Barclays Bank PLC to Moy Park Limited with respect to the waiver of certain terms of the Multicurrency Revolving Facility Agreement, dated as of March 19, 2015, between, inter alios, Barclays Bank PLC and Moy Park Holdings (Europe) Limited, as parent.

“Working Capital” means Current Assets minus Current Liabilities, which may be a positive or negative number.

SECTION 7.07 Legal Representation; Privilege. (a) Each of Purchaser, Parent and the Company hereby agrees, on its own behalf and on behalf of its Affiliates and its and their respective managers, directors, members, partners, officers and employees, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Cravath, Swaine & Moore LLP (“Cravath”) may serve as counsel to Seller, on the one hand, and the Group Companies, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions (the “Current Representation”), and that, following consummation of the Transactions, Cravath may serve as counsel to Seller or any of its Affiliates or any of their respective managers, directors, members, partners, officers or employees, in each case, in connection with any dispute, Proceeding or obligation arising out of or relating to this Agreement or the Transactions (any such representation, the “Post-Closing Representation”), notwithstanding such representation (or any continued representation) of the Group Companies, and each of Purchaser, Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Each of Purchaser, Parent and the Company acknowledges that the foregoing provision applies whether or not Cravath provides legal services to any Group Company after the Closing Date.

(b) Each of Purchaser, Parent and the Company, on behalf of itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between or among the Group Companies prior to the Closing, Seller and their counsel (including Cravath) to the extent made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement or the Transactions, or any matter relating to the foregoing, are privileged communications between Seller and such counsel (notwithstanding that any Group Company participated in, was party to or was furnished such communications nor that any Group Company is also a client of such counsel), and from and after the Closing, neither Purchaser, Parent nor any Group Company nor any Person purporting to act on behalf of or through Purchaser, Parent or any Group Company, will seek to obtain the same by any process. From and after the Closing, each of Purchaser, Parent and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Cravath, the Group Companies or Seller occurring prior to the Closing in connection with the Current Representation or any Post-Closing Representation, and the expectation of client confidence, with respect to such communications, belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, Parent, any Group Company or any of their respective Affiliates. In connection with any dispute that may arise between Seller, on the one hand, and Purchaser, Parent or any Group Company, on the other hand, Seller (and not Purchaser, Parent or any Group Company) will have the right to decide whether or not to waive any attorney client privilege that may apply to any communications between Cravath and any Group Company that occurred before the Closing. Notwithstanding the foregoing, in the event a dispute arises between Purchaser, Parent or the Company, on the one hand, and a Person other than Seller (or any Affiliate thereof), on the other hand, after the Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by Cravath to such Person; provided, however, that no Group Company may waive such privilege without the prior written consent of Seller.

(c) In the event that any third party commences Proceedings seeking to obtain from Purchaser, Parent or their respective Affiliates (including, after the Closing, any Group Company) attorney-client communications involving Cravath in connection with the Current Representation, Purchaser shall promptly notify Seller so as to permit Seller to participate in any such Proceedings.

SECTION 7.08 Shareholder Litigation. Each of Purchaser and Parent (collectively, the “Parent Litigation Group”), on the one hand, and Seller and its Subsidiaries (other than Parent and its Subsidiaries) (collectively, the “Seller Litigation Group”), on the other hand, shall give the other the opportunity to participate in the defense and settlement of any Parent Shareholder Litigation. Parent and Seller each acknowledge and agree that neither shall, and shall cause the members of the Parent Litigation Group or Seller Litigation Group, respectively, not to, enter into or otherwise consent to the settlement of any Parent Shareholder Litigation without the other’s prior written consent. For purposes of this Agreement, “Parent Shareholder Litigation” shall mean any litigation brought by shareholders of Parent against Seller, Parent, Purchaser or their respective Affiliates, directors or officers relating to this Agreement or the Transactions.

SECTION 7.09 Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, agreements, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, agreements, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Closing by Purchaser. Parent hereby makes the representations and warranties in Section 4.01, Section 4.02, Section 4.03 and Section 4.04 of this Agreement, mutatis mutandis.

SECTION 7.10 Approval of Share Transfer. Seller, being the sole shareholder of the Company, hereby exercising the powers of the general meeting pursuant to article 200-2 of the Luxembourg Company Law and article 8.4 of the articles of association of the Company, hereby grants approval in accordance with article 189 of the Luxembourg Company Law for the transfer of the Shares to Purchaser at the Closing.

SECTION 7.11 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 7.12 Entire Agreement. This Agreement, the Subordinated Promissory Note and the Confidentiality Agreement, along with the Schedules and Exhibits hereto and thereto, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein, the Subordinated Promissory Note or the Confidentiality Agreement. In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of the Confidentiality Agreement, on the other hand, the provisions of this Agreement shall control.

SECTION 7.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 7.14 Consent to Jurisdiction. Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County, and the United States District Court for the Southern District of New York, for the purposes of any suit, action or other Proceeding related to or arising out of this Agreement or the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or Proceeding has been brought in an inconvenient forum. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 7.04 shall be effective service of process for any such suit, action or Proceeding.

SECTION 7.15 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY SUIT, ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS.

SECTION 7.16 Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of New York.

SECTION 7.17 Special Committee Matters. For the avoidance of doubt, the parties acknowledge and agree that all determinations to be made by Parent or Purchaser hereunder (including any amendment of this Agreement, any waiver to be provided hereunder, all determinations with respect to claims for indemnification pursuant to Article VI or otherwise) shall be made by, or under the express authority of, the Special Committee established in connection herewith.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

JBS S.A., as Seller,

By:
/s/ Wesley M. Batista
Name: Wesley M. Batista
Title: CEO

GRANITE HOLDINGS S.À R.L., as the Company,

By:
/s/ Jose Jardim
Name: Jose Jardim
Title: Manager

ONIX INVESTMENTS UK LTD, as Purchaser,

By:
/s/ Fabio Sandri
Name: Fabio Sandri
Title: Sole Director

PILGRIM’S PRIDE CORPORATION, as Parent,

By:
/s/ Fabio Sandri
Name: Fabio Sandri
Title: CFO

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]